P.E. 2/5/02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 5, 2002

NOVO NORDISK A/S

(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F___X___ Form 40-F______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

NOVO NORDISK A/S

Date: 2/5/2002

Lars R Sørensen

Lars Rebien Sørensen, President and Chief Executive Officer


for doctors – being there for nurses – being there for our employees – being there for society – being there for our shareholders – being the

NOVO NORDISK | ANNUAL REPORT | 2000

being there

novo nordisk®

Our Vision

We will be the world's leading diabetes care company
Our aspiration is to defeat diabetes by finding better methods of diabetes prevention, detection and treatment.
We will work actively to promote collaboration between all parties in the health care system in order to achieve our common goals.

We will offer products and services in other areas where we can make a difference
Our research will lead to the discovery of new, innovative products also outside diabetes.
We will develop and market such products ourselves whenever we can do it as well as or better than others.

We will achieve competitive business results
Our focus is our strength.
We will stay independent and form alliances whenever they serve our business purpose and the cause we stand for.

A job here is never just a job
We are committed to being there for our customers whenever they need us.
We will be innovative and effective in everything we do.
We will attract and retain the best people by making our company a challenging place to work.

Our values are expressed in all our actions
Decency is what counts.
Every day we strive to find the right balance between compassion and competitiveness, the short and the long term, self and commitment to colleagues and society, work and family life.

Our history tells us, it can be done.

Contents



The cover photo features Hamish and Tom Walsh, twins with haemophilia B, and their mother, Edwina Walsh. An article on the Walsh family appears on page 16.



An article on Janina Zbiciak from Poland, who has Type 1 diabetes, appears on page 12.

Financial highlights

Operating profit and profit before tax increased by 37% and 45% respectively, to DKK 4,816 million and DKK 4,840 million. Net profit was DKK 3,087 million, an increase of 54%. Total net turnover increased by 27%. Capital expenditure (net) for property, plant and equipment amounted to DKK 2,141 million.

TURNOVER (DKK million)



Diabetes care
Coagulation disorders
Human growth hormone
Hormone replacement therapy
Other
22,000
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
12,585
13,647
16,423
20,811
97
98
99
00

PROFIT BEFORE TAX AND NET PROFIT (DKK million)



Net profit
Tax
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
2,825
3,176
3,349
4,840
97
98
99
00

TURNOVER (DKK million)	1997	1998	1999	2000	Change in % 99-00
Diabetes care	8,889	9,818	11,777	**14,578**	23.8
Coagulation disorders (NovoSeven®)	369	576	1,313	**2,270**	72.9
Human growth hormone	1,569	1,498	1,721	**2,107**	22.4
Hormone replacement therapy	1,012	1,094	1,130	**1,306**	15.6
Other	746	661	482	**550**	14.1
Total net turnover	12,585	13,647	16,423	**20,811**	26.7
OTHER KEY FIGURES (DKK million)					
Operating profit (EBIT)	2,440	2,933	3,527	**4,816**	36.5
Profit before tax	2,825	3,176	3,349	**4,840**	44.5
Net profit	1,772	2,016	2,001	**3,087**	54.3
Shareholders' funds	15,835	15,287	15,185	**15,738**	3.6
Total assets	22,474	22,158	23,082	**24,593**	6.5
Capital expenditure (net)	1,825	1,648	1,265	**2,141**	69.2
KEY FIGURES IN EURO* (million)					
Total net turnover	1,686	1,829	2,201	**2,789**	26.7
Operating profit (EBIT)	327	393	473	**645**	36.5
Profit before tax	379	426	449	**649**	44.5
Net profit	237	270	268	**414**	54.3
Shareholders' funds	2,122	2,048	2,035	**2,109**	3.6
Total assets	3,011	2,969	3,093	**3,295**	6.5
Capital expenditure (net)	245	221	170	**287**	69.2
Earnings (net profit) per share (euros)	3.19	3.64	3.75	**5.92**	58.0
RATIOS (%)					
Operating profit margin	19.4	21.5	21.5	**23.1**	7.4
Net profit margin	14.1	14.8	12.2	**14.8**	21.3
Return on shareholders' funds	11.7	13.0	13.1	**20.0**	52.7
Return on invested capital (ROIC)	12.6	14.4	15.2	**22.3**	46.7
PER SHARE OF DKK 10 (DKK)					
Earnings (net profit)	23.81	27.17	27.98	**44.20**	58.0
Cash flow	32.46	32.96	39.53	**75.29**	90.5
Shareholders' funds	213	206	212	**225**	6.1
Dividend**	5.75	7.75	9.75	**13.25**	35.9
US ACCOUNTING PRINCIPLES (US GAAP)					
Net profit (DKK million)	1,909	1,901	2,458	**3,556**	44.7
Earnings (net profit) per share (DKK)	25.65	25.62	34.37	**50.92**	48.2
Shareholders' funds (DKK million)	18,696	18,478	19,311	**16,876**	(12.6)

* For conversion into euros the currency rate per 31 December 2000 is used 1 euro = 7.4631 DKK

** Dividend for 1997, 1998 and 1999 is according to the Novo Nordisk Group prior to the demerger

Board of Directors' report



2000 was a remarkable year for Novo Nordisk. Our overall performance was strong and our financial results exceeded our expectations. The successful demerger of our enzymes business positions Novo Nordisk as a healthcare company with a clear focus. Our results and our focus provide optimism and strength as we strive to create a bright future for Novo Nordisk and all the stakeholders of our company.

It is Novo Nordisk's basic business strategy to be the world leader in diabetes care. Hence, we invest a significant part of our resources and energy in this area where so much still needs to be done. We also pursue opportunities in other therapy areas where our expertise allows us to bring truly innovative products to the market. A case in point is NovoSeven®, our product for the treatment of haemophilia. Furthermore, we have leading positions within growth disorders and hormone replacement therapy.

In 2000, we achieved an increase in operating profit of 37% over 1999, amounting to DKK 4,816 million. This reflects 27% growth in sales from DKK 16,423 million in 1999 to DKK 20,811 million in 2000. Sales growth was driven by NovoSeven® and the continued introduction in new markets of new products such as NovoRapid®, our rapid-acting insulin analogue, Norditropin® SimpleXx™, our liquid growth hormone preparation, and Activelle™, our continuous combined hormone replacement therapy product. Favourable foreign exchange rate developments contributed 11 percentage points of this increase in sales.

In 2000 sales of diabetes care products grew 24% to DKK 14,578 million corresponding to 70% of total sales. We continued our investment in diabetes care discovery and we believe that Novo Nordisk has the broadest portfolio of diabetes care discovery and development projects and products in the world. We plan to expand our leadership position through the development of new insulin analogues, preparations for the treatment of impaired insulin sensitivity and new insulin delivery systems such as Innovo® and InnoLet®.

NovoSeven® reached sales of DKK 2,270 million in 2000, 73% growth. We are investigating the potential of NovoSeven® as a broader haemostatic agent in the hope that the benefits NovoSeven® has brought to haemophilia inhibitor patients may be experienced by other patient groups too.

Novo Nordisk's sales of human growth hormone products reached DKK 2,107 million in 2000 aided by the introduction of Norditropin® SimpleXx™, our liquid recombinant growth hormone preparation supplied in a dedicated pen system, and the appreciation of the JPY.

Sales of hormone replacement therapy products reached DKK 1,306 million in 2000, reflecting the positive response to the introduction of Activelle™, our low dose continuous combined oral therapy product for postmenopausal women.

In line with our strategic objectives, during 2000 we took steps to increase our presence and improve profitability of our activities in the US market. Our sales force was expanded from around 200 to around 600 following the termination of our co-promotion agreement with Schering-Plough. This will support our continued growth in the US market, driven primarily by our insulin products and NovoSeven®.

In 2000 Novo Nordisk continued to invest significantly in manufacturing facilities. Total investments in 2000 amounted to DKK 2,141 million and were primarily made within the diabetes care area and in the capacity expansion programme for NovoSeven®.

On 13 November 2000 the shareholders of Novo Nordisk approved the Board of Directors' proposal to demerge the company's enzymes business into a separate corporation, Novozymes A/S. Novozymes is a biotechnology-based world leader in enzymes with an estimated global market share of more than 40%. Following the demerger, Novozymes A/S was successfully listed on the Copenhagen Stock Exchange on 17 November 2000. By 20 February 2001 the market capitalisation of Novozymes A/S amounted to DKK 13 billion.

The demerger process was a major challenge from almost all business, organisational, legal and financial aspects. Novo Nordisk employees deserve a lot of recognition for their ability to carry this process through in such a way that our objective of doing this in a way which would create further value for our shareholders was achieved, while the demands of our day-to-day business were also being met.

In November 2000 Novo Nordisk completed a private placement of new shares in ZymoGenetics Inc, our US-based genomics company. The purpose of this transaction was to enhance ZymoGenetics' prospects of commercialising its promising pipeline of proprietary projects while at the same time allowing Novo Nordisk to work with the discovery and development focus required by our basic business strategy. Although Novo Nordisk controls slightly less than 50% of the votes in ZymoGenetics following the transaction, ZymoGenetics will continue to be an important partner for Novo Nordisk, which has major research and licence agreements with ZymoGenetics. These agreements grant Novo Nordisk the right of first refusal to product candidates from ZymoGenetics' discovery and development activities. As regards product candidates within diabetes, rights are worldwide. For other therapeutic categories, Novo Nordisk's options cover all markets outside of North America.

At the time of the demerger of Novozymes A/S, Novo Nordisk 's









shareholders appointed a new Board of Directors. The Board members represent international experience and leadership in pharmaceuticals, medico equipment and consumer products.

Day-to-day management of Novo Nordisk is the responsibility of the company's Executive Committee, which is headed by Lars Rebien Sørensen as president and CEO. Lars Rebien Sørensen was previously head of Novo Nordisk's healthcare business since December 1994.

The Board of Directors would like to recognise the contributions of the previous Board of Directors and Corporate Management of Novo Nordisk A/S, who working together have provided the leadership and results that made the exciting restructuring of the Novo Group possible. We also thank Novo Nordisk employees throughout the world for what was achieved in 2000. Completing a complex and demanding demerger process that brought myriads of complexity to the surface, while at the same time performing very well in all business functions, is an extraordinary achievement.

Financial performance in 2000. Our strong financial performance in 2000 was primarily due to high underlying sales growth and favourable exchange rates, especially JPY and USD against DKK.

Operating profit was DKK 4,816 million, corresponding to growth of 37% compared to 1999. Growth in operating profit for the continuing business, ie excluding Seroxat® licence income and one-off items in 2000, and Seroxat® licence income and restructuring costs in 1999, was 45%. In 2000 the operating profit margin rose to 23.1% from 21.5% in 1999, primarily reflecting the continued market penetration of NovoSeven® and the positive development in currency exchange rates. Profit before tax rose by 45% to DKK 4,840 million, and net profit increased by 54% to DKK 3,087 million. Sales were up 27% to DKK 20,811 million. Measured in local currency sales increased by 16%.

For a detailed review of Novo Nordisk's results in 2000, see 'Financial discussion' on page 18.





These photographs feature patients from around the world, who invited Novo Nordisk into their homes and gave us an insight into how our work affects their lives.

Management incentive programme. In connection with the demerger, an incentive programme consisting of a 'share investment' scheme and an 'option grant' scheme was launched for the Executive Committee and senior vice presidents. Under this programme, participants have invested equal to one year's average gross salary in shares in Novo Nordisk. For each share held, each participant received options to purchase four B shares. In total, 140,316 options were granted under this programme.

Holding of own shares and completion of share repurchasing programme. In 2000 Novo Nordisk's Board of Directors decided to extend the existing share repurchasing programme with an additional DKK 1 billion. As of 31 December 2000, Novo Nordisk's holding of its own shares (treasury shares), was 6,311,432 B shares, representing 8.4% of the total share capital. As of 20 February 2001, Novo Nordisk's holding of its own shares was 6,317,441 B shares. The total number of shares repurchased during 2000 was 1,994,750 B shares. The shares have been repurchased under the DKK 3 billion repurchasing programme initiated on 3 November 1999. The share repurchasing programme has now been completed, and in total, 2,535,250 shares have been repurchased under this programme at an average price of DKK 1,183. Shares repurchased before November 2000 included the share value of the now demerged Novozymes A/S.

LONG-TERM FINANCIAL TARGETS

In 1996 four long-term financial targets were set out by the Board of Directors for the company to reach. By 2000 all these targets were met. Following the demerger of Novozymes the Board of Directors has chosen the opportunity to revisit both the established long-term financial measures and targets for the company. The measures have been refined to enhance the focus on growth and shareholder value creation. Based on the current business set-up and aligning to the prevailing performance levels in the pharmaceutical industry the long-term financial targets have been set at:

- Operating profit (EBIT) growth of 15% per annum
- Operating margin (EBIT-margin) of 25%
- Return on invested capital (ROIC) of 25% per annum
- Cash to earnings ratio of 60%

MAJOR SHAREHOLDERS

Novo A/S, which is a fully-owned subsidiary of the Novo Nordisk Foundation, holds all Novo Nordisk's A shares and 13% of the B shares. Holding 25.1% of the total share capital, Novo A/S controls 69.7% of the votes in Novo Nordisk A/S. Danish ATP holds 6% of the total share capital.

For further information, see 'Shareholder information' on page 54.

A total of 17,377 treasury shares were granted as bonuses in connection with the demerger to Novo Nordisk employees during 2000. A total of 180,000 treasury shares were sold to Novozymes A/S in the first quarter of 2000 to cover existing incentive programmes for Novozymes employees.

Change in trading units. In order to secure liquidity and bring price levels in line with market practice for both the Novo Nordisk B shares and American Depositary Shares (ADS), the Board of Directors has decided to revise the trading units. The trading unit of the Novo Nordisk B shares listed on the Copenhagen Stock Exchange will be changed from DKK 10 to DKK 2. In addition, the ratio of B shares to ADSs listed on the New York Stock Exchange will be changed from 1:2 to 1:1; ie in the future one ADS represents one B share. These changes in trading units are expected to take effect as of 4 April 2001.

Dividend policy. At the Annual General Meeting on 20 March 2001, the Board of Directors will propose a dividend of DKK 13.25 per share (corresponding to DKK 6.63 per ADS). This is an increase of 36% from DKK 9.75 per share in 1999 (DKK 4.88 per ADS). Thus the payout ratio will increase to 30% compared to 29% in 1999. The 1999 dividend and payout ratio did, however, include the dividend paid on Novozymes earnings.

No dividends will be paid on the company's holding of own shares.

It is the intention of the Board of Directors that, over time, the payout ratio of Novo Nordisk shall be at the level of comparable companies.

Reduction of the share capital. In order to maintain capital structure flexibility the Board of Directors also proposes a reduction in the B share capital, by cancellation of nominally DKK 45 million (4,500,000 shares) of current treasury B shares, to DKK 602 million. This corresponds to a 6% reduction of the total share capital.

Long-term financial targets. We believe that Novo Nordisk working towards its long-term financial targets will ensure that we continue to deliver competitive financial results. By replacing the historic RONFA measure with a post-tax ROIC measure an increased focus on tax and net assets management is established. Furthermore, by refining the historic free cash flow measure to cash to earnings ratio, the focus on sustainable long-term cash generation is strengthened. Reflecting the historically expected variances in investment levels and working capital, the cash to earnings target has been established as a three-year moving average.

Outlook for the year 2001. Continued roll-out of products and introduction of new products in 2001 underpin Novo Nordisk's expectations of a satisfactory development in sales in 2001 relative to 2000.

FORWARD-LOOKING STATEMENTS

The above sections contain forward-looking statements as the term is defined in the US Private Securities Litigation Reform Act of 1995. The forward-looking statements include statements regarding Novo Nordisk's expected growth rates.

Such forward-looking statements are subject to risk and uncertainties that may cause actual results to differ materially from expectations, including unexpected developments in the international currency exchange and securities markets, delay or failure of development projects, production problems, government-mandated or market-driven price decreases for Novo Nordisk's products in the company's major markets and the introduction of competing products within Novo Nordisk's core businesses.

These and other risks and uncertainties are further described in reports filed by Novo Nordisk with the US Securities and Exchange Commission (SEC) including the company's Form 20-F, which was filed on 2 May 2000. Please also refer to the section 'Financial risk factors' in this Annual Report, and to the company's Form 20-F, which will be filed by June 2001.

Novo Nordisk is under no duty to update any of the forward-looking statements after the date of this report or to confirm such statements to actual results, unless required by law.

Assuming that currency exchange rates remain at the current level for the rest of the year, Novo Nordisk expects to meet the long-term target of 15% growth in operating profit in 2001. In April 2000, Novo Nordisk filed a lawsuit against Aventis in Germany for patent infringement relating to the long-acting insulin analogue Lantus. On 31 January 2001 Novo Nordisk and Aventis reached an out-of-court settlement ending all litigations worldwide related to these patents. The settlement will increase Novo Nordisk's operating profit by close to DKK 250 million in 2001. This is reflected in the operating profit forecast for 2001.

Towards the end of 2000 Novo Nordisk increased the hedging period of expected future cash flow to 8-10 months. Hedging was carried out in Novo Nordisk's major currencies and the instruments used were forward exchange contracts and options. At the level of current exchange rates this will lead to a gain on foreign exchange hedging of around DKK 250 million in 2001. Combined with positive interest income and assuming that the current interest rates and exchange rates remain unchanged for the rest of 2001, the company expects net financial income to amount to approximately DKK 300 million. As a consequence profit before tax in 2001 is expected to increase by more than 20% compared to 2000.

As net expenses occur in DKK and net income occurs in virtually all other currencies Novo Nordisk is exposed to exchange rate fluctuations. A 5% movement in JPY, USD and GBP rates will – other things being equal – have an annual impact on operating profit of DKK 150 million, DKK 75 million and DKK 45 million, respectively.

Although significant investments of up to DKK 2.8 billion in additional production facilities are foreseen the company expects free cash flow to be realised at the same level as in 2000. The tax rate is expected to be at the level of 36%.

The development of Novo Nordisk's key invoicing currencies and continued introduction of innovative products will be significant factors in relation to the fulfilment of our corporate goals for 2001.

20 February 2001
For the Board of Directors

Mads Øvlisen, chairman

Novo Nordisk at a glance

DEVELOPMENT IN TURNOVER

DKK million	97	98	99	00
Net turnover	12,585	13,647	16,423	20,811
Prices, volume/mix	+ 9%	+ 11%	+ 15%	+ 16%
Currency	+ 4%	− 3%	+ 5%	+ 11%
Total growth	+ 13%	+ 8%	+ 20%	+ 27%

BALANCE SHEET

DKK million	97	98	99	00
Total assets	22,474	22,158	23,082	24,593
Total current assets	10,019	9,624	12,506	12,528
Total shareholders' funds	15,835	15,287	15,185	15,738
Total long-term and current liabilities	5,641	5,750	6,639	7,362
Equity ratio	70.5%	69.0%	65.8%	64.0%

TURNOVER BY SEGMENT, 2000



Diabetes care	70%
Coagulation disorders (NovoSeven®)	11%
Human growth hormone	10%
Hormone replacement therapy	6%
Other	3%

TURNOVER BY REGION


DKK million
22,000
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
12,585
13,647
16,423
20,811
97
98
99
00

Europe · Japan · USA · Rest of the world

NET PROFIT AND GROWTH IN EARNINGS PER SHARE (EPS)


DKK million
%
3,500
3,000
2,500
2,000
1,500
1,000
500
70
60
50
40
30
20
10
97
98
99
00

Net profit
Growth in earnings per share (EPS)

ROIC AND OPERATING PROFIT MARGIN


%
25
20
15
10
5
97
98
99
00

Operating profit margin
Return on invested capital (ROIC)

OPERATIONAL CASH FLOW AND CAPITAL EXPENDITURE


DKK million
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
97
98
99
00

Operational cash flow
Capital expenditure (CAPEX)

RESEARCH AND DEVELOPMENT COSTS


DKK million
3,500
3,000
2,500
2,000
1,500
1,000
500
2,190
2,795
2,748
3,390
97
98
99
00

EMPLOYEES BY REGION, 2000



Denmark	64%
Rest of Europe	15%
USA	7%
Japan	5%
Rest of the world	9%

YEAR-END MARKET CAPITALISATION


DKK million
120
100
80
60
40
20
97
98
99
00



I wish...

.....we could defeat diabetes within the next ten years.

Lars Rebien Sørensen, president & CEO, Novo Nordisk

The last year has been an extraordinary period in Novo Nordisk's history. In a time when our competitors are merging to create huge corporations, we have demerged! And here we are – a focused healthcare company. Our main focus is diabetes, and we have the most comprehensive insulin and insulin device portfolio in the industry. We want to excel in areas where we can really make a difference, and diabetes is one such area.

So why do I wish we could defeat diabetes? After all, this is where we are making our living today. We are a company built on a strong belief in value-based management, and this isn't only about shareholder value; it's about stakeholder value. We need to pay attention to the needs of all our stakeholders – be it shareholders, our customers, employees or society at large. And our customers have told us that a cure for diabetes is their greatest wish, so it must be our ambition too.



How do we know this? People in many countries tell us what it is like to live with diabetes. In the last 18 months I personally have visited 15 countries to meet people with diabetes and these meetings will continue in the future. We have initiated an ongoing programme where all employees during 2000 had the opportunity to meet a person who has diabetes. Through these initiatives all of us at Novo Nordisk are getting a clearer view of the wishes of our customers, and of how our work makes a difference to them. With this insight comes increased motivation.

We believe that a good treatment outcome depends on more than just drugs – education and awareness of diabetes are also very important. So we recently instituted an initiative with the European Association for the Study of Diabetes (EASD) and the Juvenile Diabetes Foundation (JDF), looking at behavioural aspects of diabetes. We also initiated a pioneering survey into the global attitudes towards diabetes, called DAWN (Diabetes Attitudes, Wishes and Needs).




Terminal 2
مبنى الركاب ٢
Departure Hall
صالة السفر



But diabetes care is not our only business. We have a strong position in the area of coagulation disorders with NovoSeven® and this will become an even more important business area for Novo Nordisk than it has been in the past. My vision is that in the future NovoSeven® will be in every emergency room in the world, because it has a truly unique potential for stopping catastrophic bleeds. Right now we are investigating its use in patients with chronic liver disease, and four other major new indications such as traumatic injuries.

We will continue to focus on such specialty biopharmaceutical products – we allocate a proportion of our research activities to further develop existing therapies and to find new drugs. It is my personal ambition that we discover another significant biopharmaceutical product, like NovoSeven®, which we can develop into a new business area within the next decade. ZymoGenetics is one of our sources of innovation. But this discovery may also come from our own work or from one of our other biotech collaborations.

Outside the areas of diabetes and coagulation disorders, we have a leading position within human growth hormone and hormone replacement therapy. These product areas are unlikely to become such broad, multi-product businesses as our diabetes care franchise, however we will continue these businesses as our products make a difference to patients and provide a competitive return on our investments.

At Novo Nordisk we have a strong people focus – we want to attract and retain the best employees. We recruit people for their talent and energy, but there are other companies out there who do the same. So why do people come and work here? I believe it is because they want to be part of a company that has a great respect for the people who use its products, and who takes their cause personally. Working together we increase the likelihood of achieving our common goal of defeating diabetes, while at the same time offering products and services where we can make a difference.

Diabetes care

In 2000 Novo Nordisk realised an increase in sales within diabetes care by 24%, to DKK 14,578 million, contributing 70% to overall sales. In the past year we have strengthened our leading position within diabetes care, through product launches and the strengthening of our drug discovery pipeline – which is the most comprehensive and focused diabetes pipeline in the industry.

During 2000, we continued to launch our rapid-acting insulin analogue Novo-Rapid® in Europe and to underpin our strong position in the diabetes market we also introduced the new injection device, InnoLet®. InnoLet® is a prefilled insulin delivery system designed specifically for people with impaired eyesight, reduced manual dexterity, or difficulties learning the injection procedure. First presented at the European Association for the Study of Diabetes (EASD) congress in September 2000, InnoLet® will be launched in Europe, Japan and Australia during 2001. In addition, we continued the launch of our first insulin doser, Innovo®, in 2000. Innovo® is a new concept in insulin delivery, which incorporates innovative features such as a built-in memory and display to show the amount of and time since the last insulin injection.

WHAT IS DIABETES?

Diabetes is a disorder caused by reduced production of insulin, or by the body's decreased sensitivity to insulin. Insulin is a hormone produced by the pancreas and is required by cells to utilise blood sugar as an energy source, as it enables this sugar (glucose) to pass from the blood into the cells. Decreased insulin production or sensitivity therefore results in excess sugar and lipids in the blood, some of which is then removed by the kidneys. In summary, the metabolism of carbohydrates, fats and proteins is disturbed. Symptoms of diabetes include frequent urination, excessive thirst and fatigue.

Type 1 diabetes develops when there is a severe lack of insulin in the body because most or all of the cells in the pancreas that produce it have been destroyed. Type 2 diabetes develops when the pancreas has maintained its ability to produce some insulin, although in insufficient quantities, or when the insulin produced by the pancreas has a reduced effect. Type 1 diabetes is treated by insulin injections and diet and is characterised by onset in children and young persons. Type 2 diabetes is treated by diet alone or a combination of diet, tablets and insulin injections and is characterised by onset in people over the age of 40.

While Type 1 diabetes is growing at a moderate rate in the overall population, Type 2 diabetes is experiencing an explosive growth rate. Although essentially all people with Type 1 diabetes are appropriately diagnosed, it is estimated that presently more than half of people with Type 2 diabetes are unaware they have diabetes.

MACRO AND MICRO FACTORS UNDERPINNING FUTURE GROWTH OF THE DIABETES MARKET

Macro factors

- General population growth
- Aging population
- Increase in the number of diagnosed patients
- More aggressive diabetes screening in the population at large
- General trend in the Western world of a lifestyle with more fatty foods and less exercise
- Adoption of the Western lifestyle in countries with historically low incidence of diabetes, especially newly developed countries.

Micro factors

- Increased awareness (eg via studies like UKPDS) of the importance of intensive therapy
- Increased use of insulin among currently diagnosed patients
- Expanded/earlier use of medication in Type 2 diabetes
- Advances in injection devices from syringes and vials to pen systems
- Advances in insulin from traditional insulin to insulin analogues
- Increased sales via general practitioners and communication coverage
- Product innovation.

In Europe we continued to launch NovoNorm™ (named Prandin® in the US), which is the first of a new class of therapeutics, called oral prandial glucose regulators. NovoNorm™/Prandin® is now sold in 57 markets.

In 2000 Novo Nordisk has signed two important contracts in the US – contracts to supply insulin to the US Veterans Administration and to the well-known Wal-Mart supermarket chain. To support the expected sales growth, and as a result of the termination of our co-promotion agreement with Schering-Plough, we have expanded our sales force in the US from approximately 200 to approximately 600 people. As part of our strategy for the US we plan to launch NovoLog® (the US trademark for Novo-Rapid®) in the US in the second half of 2001.

Diabetes – a global challenge. The World Health Organisation (WHO) estimated that by year-end 2000 there would be 151 million people worldwide with diabetes, of which 4.4 million will have Type 1 and 146.6 million will have Type 2 diabetes. By the year 2025 WHO estimates that the overall number of people with diabetes will have increased to 300 million. We believe that the past few years have underlined these predictions, and have shown that diabetes is growing into one of the most costly diseases on a global basis in both human and economic terms.

Diabetes management. An increasing number of studies show the importance of managing both Type 1 and Type 2 diabetes effectively. Today, diabetes is a leading cause of kidney failure, adult blindness and nerve disease, which in turn is a major contributing cause of amputations in the lower limbs. In 1998 the announcement of the results of a landmark study, the United Kingdom Prospective Diabetes Study (UKPDS), demonstrated that intensive treatment of Type 2 diabetes significantly reduces the frequency of these late complications. The study also showed that, in the long term, traditional oral therapies frequently fail to maintain the desired near-normal blood glucose level. Based on these findings, the UKPDS group concluded that in the future combinations of oral anti-diabetic therapies with different actions and earlier prescription of insulin would be required. We believe that the UKPDS study results will significantly increase awareness of the need for insulin-based treatment of Type 2 diabetes.

The increasing number of people diagnosed with diabetes and the increased awareness of the importance of monitoring and intensively treating diabetes are significant factors for the continued growth in the diabetes market.

DIABETES CARE, TURNOVER

DKK million



16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
8,889
9,818
11,777
14,578
97
98
99
00

MAJOR DIABETES CARE PRODUCTS

Actrapid®, Insulatard®, Monotard™, Ultratard™, Velosulin®, Novolin® and Mixtard®	Selected brands of human insulin, animal source insulin and premixed insulins
NovoRapid®/NovoLog®	Rapid-acting insulin analogue
NovoMix®	Premixed insulin analogue with a dual time-action profile
NovoNorm™/Prandin®	Oral prandial glucose regulator for Type 2 diabetes
NovoPen®	Reusable insulin pen
NovoPen® Junior	Reusable insulin pen specifically designed for children
NovoLet®	Prefilled insulin pen
Innovo®	Reusable insulin doser
InnoLet®	Prefilled insulin doser
NovoFine®	Short, slim insulin needles
PenMate™	A device for people with diabetes who suffer from needle phobia

INCREASED RISK OF COMPLICATIONS

Increased risk of complications associated with poor treatment of Type 2 diabetes (measured as increased risk of complications associated with a 1 percentage point rise in HbA1c level):

Event	Increase in risk of event (%)
Peripheral vascular disease	43
Microvascular disease	37
Diabetes-related deaths	21
Cataract extraction	19
Myocardial infarction	14

Source: *British Medical Journal 2000:* 321; 405-412.

Diabetes research and development

Novo Nordisk offers the industry's broadest range of diabetes discovery and development projects and our investment in diabetes research and development exceeds investments made by any other major pharmaceutical company. We have been involved in the treatment of diabetes for over 75 years and thus we have a deep understanding of the disease as well as of the needs of people with diabetes.

Novo Nordisk is looking into ways to defeat diabetes at all stages of its progression. Our detailed knowledge of the structure and function of the hormone insulin has provided us with a basis for the design of new types of insulin – insulin analogues – with time-action profiles that meet the individual needs of people with diabetes.

At the same time we are dedicated to developing new delivery systems for insulin – both new and more convenient injection devices, and a unique pulmonary administration system (AERx) that will allow precise dosing of insulin by inhalation.

Understanding the causes of Type 2 diabetes is the basis for our research leading to new therapies that complement existing therapies for this condition. Novo Nordisk is also investigating what factors are responsible for the formation and destruction of the insulin-producing beta cells.

Since obesity is known to be a contributing factor to the cause of Type 2 diabetes, part of our research effort is focusing on the mechanisms responsible for regulating appetite and energy expenditure. Moreover, we are studying mechanisms that help the body handle excess glucose and excess lipids that act together to reduce the cell's ability to respond to insulin.

One such mechanism that we are researching involves the action of so-called insulin sensitisers on receptors in the cell nucleus, which in turn regulate the expression of genes that are important for glucose and lipid metabolism. We are looking at this as a viable approach to increasing insulin sensitivity and correcting dyslipidaemia in people with diabetes. We are also looking at increasing insulin sensitivity by mimicking the activity of insulin at its receptor using selective enzyme inhibitors.

In all stages of Type 2 diabetes the insulin-producing beta cells in the pancreas are forced to deliver increasing amounts of insulin. We are pioneering the discovery of novel compounds that may relieve this pressure and normalise the insulin secretion pattern of the beta cells.

In addition to impaired insulin responsiveness and beta cell function, an increased production of glucose in the liver plays an important role in Type 2 diabetes. Novo Nordisk has taken the leading role in the development of compounds that can be used to reduce glucose production from the liver and thereby improve treatment. We are also developing an analogue of a natural stimulator of insulin secretion and inhibitor of glucagon secretion (GLP-1) that in disease models normalises blood glucose without causing any risk of hypoglycaemia. Interestingly it turns out that GLP-1 may prove to have a very broad range of antidiabetic effects – including appetite regulation.

Novo Nordisk will continue to invest heavily in research as we are committed to finding more effective strategies for the prevention and treatment of diabetes.

DRUG CANDIDATES IN DEVELOPMENT FOR TYPE 2 DIABETES


Genotype*
Phenotype*
Obesity
Reduced insulin sensitivity Dyslipidaemia
Type 2 diabetes
Failure of oral drugs
Diet & exercise: Novo Nordisk education programme
Appetite regulation: NN2211
Sensitisers & lipid-lowering agents: NN2344, NN622
Beta cell agents: NovoNorm™**, NN2211, NN414 Hepatic glucose inhibitors: NN4201
Insulins: NovoRapid®**, NovoMix®**, NN1998, NN304, LABI

* An individual's phenotype is the characteristics that result from the interaction between the environment and their genotype (genetic make-up)
** Approved

Selected diabetes development projects

PHASE 1	PHASE 2	PHASE 3	SUBMITTED FOR REGISTRATION
The substance is tested in healthy human volunteers.	The first administration of the substance takes place in patients for evaluation of efficacy and tolerance in short-term treatment.	The substance is tested in a large number of patients for evaluation of efficacy and adverse effects in long-term treatment.	If the clinical trials have been successful, applications for registration are submitted to the authorities in the countries where marketing approval is sought. The average time for the authorities to review an application for registration is between one and two years.

PHASE 1

☐ NN4201

A new compound for the treatment of Type 2 diabetes which acts by reducing glucose output from the liver.

☐ NN414

An oral hypoglycaemic agent for the treatment of Type 2 diabetes. The substance will be tested for its effect on insulin secretion.

☐ LABI

LABI is a long-acting, basal insulin formulation for injection of human insulin for Type 1 and Type 2 diabetes based on a controlled delivery system. LABI is licensed from Flamel Technologies.

PHASE 2

☐ NN1998 (AERx)

A pulmonary delivery system for the administration of insulin by inhalation. NN1998 is being developed for the treatment of diabetes in collaboration with Aradigm Corporation.

☐ NN622

A second generation insulin sensitiser discovered in collaboration with Dr Reddy's Research Foundation. In addition to lowering blood glucose, NN622 is interesting due to its favourable effects on lipid profile.

☐ NN2344

A very potent insulin sensitiser that increases glucose uptake in peripheral tissue. The sensitiser is licensed from Dr Reddy's Research Foundation.

☐ NN2211 (GLP-1)

A stable analogue of the natural hormone, GLP-1, that glucose-dependently stimulates insulin production. The compound decreases the level of the anti-insulin hormone glucagon. Furthermore, the potential effect of GLP-1 on appetite regulation is being studied.

PHASE 3

☐ NN304

Soluble, neutral, basal insulin analogue with a novel protraction principle based on albumin binding within the subcutis and bloodstream. NN304 is expected to provide an improved basal insulin profile without peak effect and with less day-to-day variation than conventional NPH insulin preparations. NN304 can be used for treatment of Type 1 and Type 2 diabetes.

☐ NovoMix® (other mixes)

A series of analogue mixtures containing various ratios of soluble insulin aspart (a rapid-acting component) and protamine-crystallised insulin aspart (an intermediate-acting component).

SUBMITTED FOR REGISTRATION

☐ NovoMix® 30

A premixed insulin analogue formulation exclusively containing insulin aspart: 30% rapid-acting insulin aspart and 70% that has been modified into a long-acting formulation. NovoMix® 30 was approved in Europe in 2000.

End May 2000 Novo Nordisk outlicensed the development project NNC 05-1869 to ReNeuron


there for doctors - being there for
for our employees - being there for society - being
doctors - being there for nurses - being there for our employees
being there for our shareholders - being th
for nurses - being there for our employees - being there for
holders - being there for our patien

I wish...

...all of us were more sensitive to other people's needs.

Janina Zbiciak (Type 1 diabetes), Warsaw, Poland







About eight years ago I had a hypoglycaemic attack while in downtown Warsaw. I'd only just got over the 'flu', so I probably shouldn't have gone out for a walk that day. I remember feeling very strange and seeing so many people walking past me. But then a young girl approached me and asked if I needed any help, and I was able to explain to her that I needed to sit down and eat something sweet. This was the first time I hadn't been able to take care of myself, and it made me extremely upset. I asked the girl why she had spoken to me, and she said that at first she thought I was drunk as I was acting so strangely, but then she realised something must be wrong. So many people had walked by me without asking if I was OK – I wish we were all more aware of other people's needs and more willing to help each other.

I've had diabetes for almost 30 years, and I really strive for perfection with my treatment. When I was first diagnosed it was impossible to get syringes – at one time I even had to use a giant syringe from a photographic laboratory! But for the last 12 years I've been using NovoPen® 3, and it's the best device I've ever used. Back in the early 1980s I was developing a full set of complications – retinopathy, neuropathy, nephropathy... I had been fighting for a decent existence in primitive conditions. A turn for the better took place after 1980 when insulin and devices from Novo Nordisk came into my life. Since then I've been able to take the control of my condition into my own hands, as much as possible.

I've been a member of a diabetic association for many, many years, so I have lots of friends who have diabetes – these people are heavily experienced by life. I often get phone calls or visits from people who want someone to talk to about their diabetes, or who want to hear about my experiences. Recently I was asked to go to Novo Nordisk and talk to the employees about what it is like to have diabetes. That is what I like about the company – they are interested in the people who use their products, and they help these people by doing so much more than just producing drugs. They are really trying to be more aware of the needs of people with diabetes.

Since my diagnosis many things have changed in the treatment of diabetes. The first doctor I saw openly admitted she didn't know how to treat me. I had to get my information from medical students' textbooks, and travel great distances to get glass and metal syringes. Now we have great injection devices that are easy to use, and many different types of insulin. But, as I have told Novo Nordisk, things can still be improved – my friend would like to have a NovoPen® that will verbally inform him about his injection, and I'm waiting for the invention of an artificial pancreas!

Coagulation disorders

WHAT IS HAEMOPHILIA AND INHIBITORS?

Haemophilia is a congenital bleeding disorder that imposes a heavy social and economic burden on the individual patient and on society. The prevalence of haemophilia in developed countries is approximately 1-2 per 10,000. Unless properly treated haemorrhage into joints and muscles causes painful, progressive arthropathy and muscular atrophy. Without effective treatment such haemorrhages result in severe disabilities.

Antibodies to Factor VIII or Factor IX develop in 10-15% of haemophilia patients following coagulation factor replacement therapy, rendering further administration of the missing clotting factor ineffective. Acquired haemophilia is a condition in which previously haemostatically normal individuals develop inhibitors. This is a rare disease and only one new case per million occurs every year.

COAGULATION DISORDERS, (NOVOSEVEN®), TURNOVER


DKK million
2,500
2,000
1,500
1,000
500
369
576
1,313
2,270
97
98
99
00

In the field of coagulation disorders, Novo Nordisk has developed and markets NovoSeven®, a recombinant Factor VIIa product. The approved indications for NovoSeven® are bleeding episodes in haemophilia A or B patients with inhibitor reactions and, in Europe, also patients with acquired haemophilia.

Following introduction in Europe in 1996, NovoSeven® was introduced in the US in April 1999 and in Japan in May 2000. The combined effect of strong growth in the US and increasing sales in Europe and Japan resulted in total sales of DKK 2,270 million in 2000, up by 73% compared to 1999.

In 2000, a clinical study of NovoSeven® in orthotopic liver transplantation was finalised, confirming the safety profile of NovoSeven®. Studies aimed at optimising the dosing regimens are, however, necessary and are now progressing.

Growth drivers for NovoSeven® within existing indications include:

- Increased awareness of NovoSeven® among physicians, nurses and patients
- Expansion to new geographical markets
- Health economic rationalisation of haemophilia inhibitor treatment.

Over the past few years, an increasing number of case reports have revealed positive outcomes following administration of NovoSeven® in relation to serious bleeding conditions. When Factor VIIa is administered in clinically effective doses, it induces haemostasis in cases with substantial bleeding in patients with normal clotting factors and in bleedings related to coagulation factor deficiencies. Moreover, Factor VIIa induces haemostasis in conditions of low blood platelet numbers. Based on these observations, it is likely that NovoSeven® could be used as a general haemostatic agent to promote haemostasis in a range of different serious bleeding conditions.

In response to these observations and the substantial clinical need, we are pursuing a series of new therapeutic indications for NovoSeven®. Clinical programmes are progressing for use of NovoSeven® in the management of bleeding episodes in patients with chronic liver disease undergoing liver surgery (liver transplantation and resection) or experiencing upper gastrointestinal bleeding, in patients undergoing bone marrow transplantation or patients bleeding in connection with oral anticoagulation treatment (eg Warfarin), intracerebral haemorrhage and traumatic injuries.

The ASIS development project, which is based on an inactivated version of NovoSeven® for prevention of thrombosis and restenosis in patients undergoing PTCA (percutaneous transluminal coronary angioplasty or balloon dilatation) operations, has been terminated due to unfavourable dosage requirement.

The mechanism of action of NovoSeven®. The coagulation system is a complex process involving a number of coagulation factors. These proteins act together in a chain reaction to secure haemostasis in case of bleeding. Haemophilia, a condition with severe malfunction of the coagulation system, occurs when this chain reaction is defective because one of the coagulation factors, either Factor VIII or IX, is missing.

The first step of the coagulation process that leads to effective haemostasis is the Tissue Factor/Factor VII complex formation at the site of the vessel wall injury. Through formation of Factor Xa and subsequently Factor IIa this complex ensures activation of the platelets. Following additional coagulation factor interactions, which include binding of coagulation factors to the surface of the activated platelets and formation of a thrombin (Factor IIa) burst, a strong fibrin network cross binds platelets and forms a stable plug in the vessel wall.

NovoSeven® enhances the Factor VII activity by increasing the Tissue Factor occupancy at the site of the injury. In pharmacological doses NovoSeven® binds in addition to the activated platelets and ensures Factor X activation independent of Factor VIII or Factor IX. Thus NovoSeven® supports localised coagulation in patients with absence of either of these factors (ie haemophilia) and enhances the localised coagulation in patients with normal clotting factors (general haemostasis).

NovoSeven® ensures effective (80-90% of severe bleeds) haemostasis in patients with inhibitors against clotting factors Factor VIII and Factor IX with an even higher efficacy in mild to moderate bleeds. The level of inhibitor does not influence the efficacy of NovoSeven®. In addition, treatment with NovoSeven® causes a decrease of the inhibitor level against Factor VIII and Factor IX, since the patients are not exposed to these clotting factors, and so it therefore provides improved protection for the patients in serious bleeding conditions.

Human growth hormone

With sales of DKK 2,107 million in 2000 (an increase of 22%) and a share of approximately 17% of the total market value, Novo Nordisk is among the world's largest providers of human growth hormone products.

Norditropin® SimpleXx™, our liquid recombinant growth hormone product, was launched in Europe from 1999 and in Japan and the US in July and October 2000, respectively. The launch of Norditropin® SimpleXx™ follows our plans for strengthening our position within this therapy area. Our sales growth in this area has been positively affected by the appreciation of the Japanese yen.

The launch of Norditropin® SimpleXx™ is another example of our innovative approach to the therapeutic use of human growth hormone. This will be further expanded through concomitant development of new formulations and administration systems.

Our development portfolio includes an orally administered growth hormone secretagogue (NN703) and several new clinical indications for injectable growth hormone, including intra-uterine growth retardation and clinical indications where the anabolic effects of human growth hormone are expected to reverse pathological catabolic conditions. We are seeking a partner to realise the full potential of the orally administered growth hormone secretagogue, which has been tested in Phase 2 clinical trials.

WHAT IS HUMAN GROWTH HORMONE?

Human growth hormone has traditionally been used for treating growth hormone deficiency in children. Human growth hormone has been proven effective for a number of other indications including growth hormone deficiency in adults and Turner's Syndrome. The global industrialised market for human growth hormone accounts for more than DKK 9 billion. Japan is the single most important human growth hormone market and represents approximately 40% of the total world market value.

Novo Nordisk's product range includes Norditropin® (recombinant human growth hormone) and Norditropin® SimpleXx™ – liquid Norditropin® in a dedicated pen device. Complementing the product range, a number of devices for injection of human growth hormone are marketed under the brand names NordiPen® and Nordiject® injection systems.

HUMAN GROWTH HORMONE, TURNOVER



DKK million
2,500
2,000
1,500
1,000
500
1,559
1,498
1,720
2,107
97
98
99
00

In November 2000 Novo Nordisk announced an out-of-court settlement of a US patent infringement lawsuit brought against Pharmacia Corporation. The suit involved Genotropin® (somatropin [rDNA origin] for injection), Pharmacia's biosynthetic human growth hormone product which competes with Novo Nordisk's Norditropin® (somatropin [rDNA origin] for injection) human growth hormone.

Hormone replacement therapy

WHAT IS HORMONE REPLACEMENT THERAPY?

Hormone replacement therapy (HRT) products are used for the treatment of symptoms in connection with the menopause and prevention of osteoporosis. The global market for HRT products is estimated at DKK 19.7 billion. Geriatric development (eg 'baby-boomer-generation', longer life-expectations) and increasing acceptance of HRT ensures a steady growth in the following years. Germany, the UK and Scandinavia are the most important markets for Novo Nordisk's HRT portfolio.

Sales of Novo Nordisk's hormone replacement therapy (HRT) products increased by 16% to DKK 1,306 million in 2000 making Novo Nordisk one of the largest manufacturers of HRT products.

In January 2000 it was agreed that Pharmacia Corporation would market selected products in our HRT portfolio in the US, a market representing more than 70% of the global value of the HRT market. In June 2000 Pharmacia Corporation successfully launched both Activelle™ and Vagifem® in the US.

HORMONE REPLACEMENT THERAPY, TURNOVER



DKK million
1,400
1,200
1,000
800
600
400
200
1,002
1,093
1,130
1,306
97
98
99
00

Activelle™ was approved for the prevention of osteoporosis in Europe in October 1999, and in the US in March 2000. In 2001 we will launch Activelle™ in further major markets including France and South Africa. Development of lower dose line extensions will commence in coming years to further strengthen our leading position.

With our portfolio of HRT products we offer our customers a unique range of products for the treatment of pre- and peri-menopausal women, which accompanies them through all climacteric phases thus creating a high brand loyalty.

HORMONE REPLACEMENT THERAPY PRODUCTS

NovoFem™	A low-dose sequential combined oral therapy as a starter product for early and peri-menopausal women
Activelle™	A low-dose continuous combined oral therapy for post-menopausal women
Kliogest™	Oral therapy for post-menopausal women
Trisequens™	Oral therapy for peri-menopausal women
Estrofem™	Oral therapy for women who have undergone a hysterectomy
Vagifem®	Local therapy for intra-vaginal treatment of vaginal atrophy


ere for our patients –
doctors – being there
ere for nurses –
being there

I Wish...

... all kids with haemophilia would aim high and reach their dreams.

Edwina Walsh, mother of twins Hamish and Tom (who both have haemophilia B), Sydney, Australia.

I knew there was a risk I was a carrier of haemophilia – my brother was diagnosed with it when he was a baby. And within two days of the twins' birth it was known that they both had haemophilia too.

Tom had his first bleed when he was one year old – they say that the first year of life for a haemophiliac is the 'honeymoon period' as bleeds very rarely occur until they begin to start moving around more. In the early years Hamish had many more bleeds than Tom, although they were only what I call the 'garden variety' – ankles, knees, shoulders and elbows – and he has never had a life threatening bleed; Tom has had five or six.

To make life even more complicated, we discovered that Tom and Hamish had a condition found in only about 15 per cent of haemophiliacs – their bodies made antibodies to the missing blood clotting factor (Factor IX), making them immune to traditional means of treatment. My brother did not have that problem. He suffered, but he was treatable...

Back in 1991, out of frustration and desperation, I found specialists in Sweden who had developed an immune tolerance procedure – called the Malmo Protocol – for treating haemophiliacs with antibodies. So I quit my job and got a grant from the Australian government to take Tom and Hamish there. They both went through this procedure, which should remove the antibodies and allow them to take coagulation Factor IX products as normal haemophilia B patients do. Hamish's body responded well. Tom's did not. It seems so unfair to have identical twins and then undergo a procedure that works for one and not the other. It has been a tough pill to swallow.



The Malmo protocol failed four times for Tom. I then heard of a drug called NovoSeven® that could help Tom and, feeling frustrated and desperate once again, I phoned Novo Nordisk and spoke to Ulla Hedner, the professor who pioneered the development of this drug.

Ulla has been an incredible friend over the last nine years while we lived in Sweden – by sheer coincidence we bought the house next to hers, and she has always been there for us. For example, last year Tom was diagnosed as an epileptic – just what we all needed! He had lost consciousness at a school disco and my initial worry was that he had experienced a head bleed. The first person I called for advice was Ulla! I have found, through my personal experience, that Novo Nordisk can be very supportive.

This support was reinforced in 1999 when Tom and I travelled to Chapel Hill in North Carolina. We went so Tom could undergo a non-surgical procedure under the coverage of NovoSeven®. Tom had been in a wheelchair for two years and after three months of intense physiotherapy and treatment (with daily injections of NovoSeven®), he was able to walk and has been ever since!!! Thanks to Novo Nordisk being all over the world, an Australian, living in Sweden, was able to use a Danish product in the United States.

Last summer we moved back to Australia, as I really wanted the boys to experience some childhood in their home country. They can now go to the beach and have the independence that they want. I worry like any other mother does, but they are now old enough to make their own decisions – they may not always be the right decisions, but they have to take responsibility for themselves. We keep NovoSeven® in the fridge in our house so that if they get a bleed they can quickly treat themselves. In those early years we spent so much time in the casualty department waiting for someone to do an intravenous injection. And of course the quicker you treat a bleed the better the result – long delays can make the difference between Tom not being able to walk for two weeks rather than two days. I wanted both boys to be able to look after themselves, so they could be truly independent of doctors, nurses and me! They have been self-treating since they were eight years old and are better at doing needles than they are at brushing their teeth!

I would love to see more children with haemophilia have the autonomy my children have – so that if they get a bleed in school they can treat themselves and go back to class, rather than waste the entire day getting to hospital and waiting for treatment. Home therapy is a great passion of mine – there is no reason why these kids can't have the autonomy and independence Tom and Hamish now have.

Financial discussion

FREE CASH FLOW


DKK million
3,000
2,500
2,000
1,500
1,000
500
596
706
1,533
2,712
97
98
99
00

PAYOUT RATIO


%
40
35
30
25
20
15
10
5
20.4*
23.3*
28.7*
29.7
97
98
99
00

* Payout ratio for the Novo Nordisk Group prior to the demerger

NOVO NORDISK'S INVOICING CURRENCIES, 2000


EUR 29%
USD 23%
JPY 21%
GBP 6%
DKK 5%
Other European 7%
Other 9%

EARNINGS PER SHARE (EPS)


DKK
45
40
35
30
25
20
15
10
5
23.81
27.17
27.98
44.20
97
98
99
00

2000 was an exciting and extraordinary year for Novo Nordisk, delivering growth exceeding the expectations at the beginning of the year. This growth was achieved in a year when the company simultaneously completed the successful demerger of Novozymes A/S into a separately listed company and when a private placement transformed ZymoGenetics Inc into an independent genomics-based research entity. The growth was achieved by higher underlying growth supported by more favourable exchange rates, especially JPY and USD against DKK, than anticipated in February 2000.

Novo Nordisk achieved a record high increase in operating profit of 37%, amounting to DKK 4,816 million. This result was achieved despite the substantial reduction in the Seroxat® royalty in 2000 and significant investments to increase sales and marketing competence. Furthermore, the high growth rate also reflects that 1999 included restructuring expenses of DKK 350 million in connection with the demerger.

Profit before tax and net profit were DKK 4,840 million and DKK 3,087 million, respectively, which corresponds to an increase of 45% before tax and an increase of 54% in net profit from 1999. Earnings per share of DKK 10 rose to DKK 44.20 (DKK 22.10 per ADS) up 58% compared to 1999.

The operating profit margin for 2000 rose to 23.1% from 21.5% in 1999. The return on non-financial assets (RONFA) rose to 27.5% in 2000 from 21.6% in 1999.

The free cash flow increased to DKK 2,712 million from DKK 1,533 million in 1999.

The main drivers of the results achieved in 2000 are the solid development in sales volume and an appreciation of Novo Nordisk's key invoicing currencies, contributing to an increase in turnover of 27% and a continued improvement in the product mix, generating an increased gross margin for 2000 of 75.8% up from 74.3% in 1999. Non-production related costs rose by 24% and thereby grew at a slower rate than turnover.

Sales development

Total sales increased by 27% to DKK 20,811 million from DKK 16,423 million in 1999. The growth in sales was primarily achieved by volume gains and improved product mix, where coagulation disorders (NovoSeven®) and diabetes care were the main drivers, supported by the favourable development in Novo Nordisk's key invoicing currencies.

In local currencies, sales increased by 16% compared to 1999. The value of Novo Nordisk's invoicing currencies, measured in DKK, was 11% higher in 2000 than in 1999. This reflects an appreciation of the key invoicing currencies, mainly JPY and USD. The value of JPY and USD, two of Novo Nordisk's most important currencies, increased by approximately 22% and 16%, respectively.

Sales of diabetes care products grew by 24% to DKK 14,578 million from DKK 11,777 million in 1999. This increase reflects increased sales of Penfill® 3ml, vials and NovoLet® 3ml. Furthermore, the continued roll-out of NovoNorm™ in Europe contributed to the sales growth. Sales in the US developed very satisfactorily in 2000, as total sales of insulin products increased by 31%, whereas in local currency sales rose by 13%. Insulin sales in the US account for approximately 13% of Novo Nordisk's total insulin sales.

In March, Novo Nordisk and Schering-Plough Corporation announced an end to the 1998 agreement to jointly promote

Prandin® and Novo Nordisk's range of insulin products and devices in the US. Following this a dedicated sales force of approximately 600 has been established.

In August, Novo Nordisk and Wal-Mart introduced Novolin® human insulins in a cobranding with Wal-Mart's ReliOn® brand of diabetes healthcare products.

In February, Novo Nordisk reached an out-of-court settlement with Eli Lilly on patent disputes ending all litigations worldwide related to insulin analogues, insulin delivery systems and human growth hormone.

Novo Nordisk filed a lawsuit in April against Aventis in Germany for patent infringement relating to the long-acting insulin analogue Lantus. On 31 January 2001 Novo Nordisk and Aventis reached an out-of-court settlement ending all litigations worldwide related to these patents.

In June, NovoRapid® (rapid-acting insulin analogue) was approved by the US Food and Drug Administration under the name NovoLog® and introduction to the US market is expected in the second half of 2001.

It was announced in August that NovoMix30® was approved by the European Medicines Evaluation Agency.

Sales of NovoNorm™/Prandin® rose to DKK 1,087 million, an increase of 49% over 1999. The roll-out in Europe continues, although reimbursement for NovoNorm™ is still pending in some countries. Both in the US and in Europe sales increased compared to 1999.

Sales within coagulation disorders (NovoSeven®) increased to DKK 2,270 million from DKK 1,313 million in 1999, up 73%. NovoSeven® continued its growth in Europe and especially in the US, where the product was launched in April 1999. NovoSeven® sales were enhanced by the launch of the product in Japan in May 2000.

Sales of products within growth disorders (Norditropin® – human growth hormone) rose by 22% to DKK 2,107 million from DKK 1,721 million in 1999. The sales increase was positively affected by the appreciation of the JPY and the continued successful market penetration of Norditropin® SimpleXx™ (liquid Norditropin®) in a number of European countries.

Norditropin® SimpleXx™ was approved in Japan in March and product launch was initiated in July. In November Norditropin® SimpleXx™ was approved for the additional orphan indication of short stature in non-growth hormone deficient Turner's syndrome.

In October Norditropin® SimpleXx™ (Norditropin® cartridge in the US) was launched in the US. With the launch in the US, Norditropin® SimpleXx™ has been launched in all major markets.

Novo Nordisk announced in November an out-of-court settlement with Pharmacia Corporation regarding Novo Nordisk patents for human growth hormone.

Sales of hormone replacement therapy (HRT) products increased by 16% to DKK 1,306 million from DKK 1,130 million in 1999.

In January it was announced that Pharmacia Corporation would market Novo Nordisk's portfolio of HRT products in the US market. Novo Nordisk and Pharmacia Corporation acquired a licence under American Home Products patent rights in June and thus removed potential obstacles to the marketing of Activelle™/Activella™ and Vagifem®. Subsequently the products were launched in July.

Sales of other healthcare products increased by 14% to DKK 550 million in 2000 from DKK 482 million in 1999.

Licence fees and other operating income

Total licence fees and other operating income were DKK 571 million for 2000 compared to DKK 962 million in 1999. Licence fees and other operating income includes income from the settlement of patent disputes with Eli Lilly and out-licensing of the HRT portfolio in the US, and both years include licensing income from Seroxat®, albeit at a significantly lower level in 2000 than in 1999.

Cost development

Total costs, excluding financial expenses and tax, increased to DKK 16,566 million, corresponding to an increase of 20% over 1999. This increase mainly reflects growth in sales and distribution costs. In 1999, restructuring expenses of DKK 350 million were included in the total costs.

Production costs rose by 19% to DKK 5,044 million. Production costs increased at a lower rate than sales, hence gross margin improved to 75.8% from 74.3% in 1999. The increasing gross margin reflects the appreciation of Novo Nordisk's key invoicing currencies and an improved mix of products compared to 1999.

Sales and distribution costs rose by 30% to DKK 6,254 million, reflecting significant costs in connection with the continued roll-out of products such as NovoNorm™, NovoSeven®, Norditropin® SimpleXx™, NovoRapid® and Activelle™ and product introductions. Also investments in developing sales and marketing competence contributed to growth in sales and distribution costs. In addition, sales and distribution costs are impacted by the development in the foreign exchange rates.

Research and development costs rose by 23% to DKK 3,390 million corresponding to 16.3% of turnover compared to 16.7% in 1999. The increase in costs mainly relates to a general cost increase as the major projects move ahead in the pipeline. There is no significant impact on research and development costs in 2000 from the ZymoGenetics private placement.

Administration expenses rose by 9% to DKK 1,878 million.

Total employee costs rose by 21% to DKK 6,352 million. At the end of 2000, the number of employees was 13,752, an increase of 15% compared to 1999. The majority of this increase is seen within production and within sales and marketing.

Total depreciations, which are included in the respective cost items, increased by 10% to DKK 1,038 million. Depreciations in 2000 include a non-recurring write-down of minor assets.

Net financials and tax

Net financials for 2000 showed a net income of DKK 24 million compared to a net loss in 1999 of DKK 178 million.

Net interest income increased to DKK 184 million in 2000 from DKK 117 million in 1999. This higher net interest income is primarily related to higher average net interest-bearing assets than in 1999 as a consequence of the positive cash flow.

In 2000 Novo Nordisk posted a foreign exchange loss of DKK 195 million compared with a foreign exchange loss in 1999 of DKK 300 million. The net foreign exchange loss is primarily due to realised and unrealised losses on hedging of Novo Nordisk's currency exposure with respect to JPY and USD. Unrealised gains on forward exchange contracts and options of DKK 327 million related to future cash flows have not been included in the results for 2000.

Marketable securities showed a net gain of DKK 56 million compared to a net gain of DKK 21 million in 1999. Other financial expenses increased to DKK 24 million in 2000 from DKK 18 million in 1999.

The effective tax rate for 2000 was 36.2%, which includes a 1.6 percentage point – or DKK 75 million – reduction reflecting the impact on deferred taxes caused by the reduction in the Danish corporation tax from 32% to 30%, with effect from 2001. The effective tax rate in 1999, adjusted for local taxes in relation to the demerger, was 37.8%. The total taxation in 2000 was DKK 1,753 million.

Capital expenditure

The total net capital expenditure for property, plant and equipment in 2000 was DKK 2,141 million, compared with DKK 1,265 million in 1999. This reflects a significant increase in investments in production capacity initiated in 2000, to further support the continued roll-out of existing products and the launch of new products. Investments in 2000 are mainly within the diabetes care area and in the capacity expansion programme for NovoSeven®.

Cash flow and financial reserves

The free cash flow for 2000 was positive and increased to DKK 2,712 million from DKK 1,533 million in 1999. This improvement in free cash flow results primarily from increased cash generated from operating activities, which is partly counterbalanced by the rise in capital expenditure.

Novo Nordisk's financial resources at the end of 2000 were DKK 3,073 million compared to DKK 2,495 million in 1999. The financial resources in 2000 reflect the purchase of treasury shares worth a total of DKK 2.5 billion and a net proceed related to Novozymes A/S shares sold in connection with the initial public offering of DKK 773 million. In addition to the financial resources Novo Nordisk has undrawn committed credit facilities of DKK 4,812 million.

Shareholders' funds

Total shareholders' funds increased to DKK 15,738 million by the end of 2000, equalling 64.0% of total assets, compared to 65.8% in 1999.

Shareholders' funds in 2000 increased by net profit and a net proceed from sale of Novozymes A/S shares, but were reduced by repurchase of treasury shares and proposed dividend, equalling a net increase of DKK 661 million. Furthermore, currency adjustment of net assets in subsidiary companies etc had a negative effect on shareholders' funds of DKK 108 million. The net impact of these events on shareholders' funds is an increase of DKK 553 million.

The Board of Directors will propose to raise the dividend for 2000 by 36% to DKK 13.25 (DKK 6.63 per ADS) per share of DKK 10, from DKK 9.75 (DKK 4.88 per ADS) in 1999. The payout ratio will thus be 30%, compared to 29% in 1999. No dividend will be paid on the company's holding of own shares. If the dividend of DKK 9.75 per share for 1999 is split between Novo Nordisk A/S and Novozymes A/S according to net results for 1999, the corresponding dividend for the new demerged Novo Nordisk A/S would have been DKK 8.09 per share, hence the proposed dividend of DKK 13.25 per share of DKK 10 reflects an increase of 64% over 1999.

Holding of own shares

As of 31 December 2000, Novo Nordisk's holding of its own shares was 6,311,432 B shares, corresponding to 8.37% of the total capital stock.

The total number of shares repurchased during 2000 was 1,994,750 B shares. The shares have been repurchased under the DKK 3 billion repurchasing programme initiated on 3 November

1999. Shares repurchased before November 2000 included the share value of the now demerged Novozymes A/S.

A total of 17,377 treasury shares were granted to Novo Nordisk employees during 2000. A total of 180,000 treasury shares were sold to Novozymes A/S in the first quarter of 2000 to cover existing incentive programmes for Novozymes employees.

ZymoGenetics

The private placement of new shares in ZymoGenetics Inc was finalised in November 2000. Novo Nordisk now controls less than 50% of the votes in ZymoGenetics. In connection with the launch of ZymoGenetics as an independent company, Novo Nordisk and ZymoGenetics have entered into an agreement by which Novo Nordisk is granted an option to obtain certain commercialisation rights to product candidates resulting from ZymoGenetics' research and development. As regards product candidates within diabetes care, rights are worldwide. For other therapeutic categories, Novo Nordisk's options cover all markets outside of North America. Until November ZymoGenetics was fully consolidated, whereas from November ZymoGenetics is included under research and development cost in Novo Nordisk's profit and loss account with Novo Nordisk's share of the net result in ZymoGenetics.

Financial risk factors

The most important financial risk factors can be divided into three categories: currency, interest rate and counter-party risk.

Novo Nordisk's currency risk arises partly because of imbalance between income and expenses in each currency, and partly because Novo Nordisk has net assets in a number of foreign subsidiaries.

Net expenses occur in DKK and net income occurs in virtually all other currencies. The exposure is, in decreasing order, greatest against EUR, JPY, USD and GBP.

A 5% movement in JPY, USD and GBP rates would – other things being equal – have an annual impact on operating profit of DKK 150 million, DKK 75 million and DKK 45 million, respectively.

It is Novo Nordisk's policy with respect to the major currencies (JPY, USD and GBP) to hedge existing assets and liabilities and to hedge future net cash flows several months ahead. This is done by utilising a combination of loans, forward contracts and options. Other currencies are hedged to a lesser extent. Hedging of currency risk is based on expectations for future currency exchange rates. Translation risk relating to equity in foreign subsidiaries is only hedged based on specific evaluations.

Interest rate risk is due to mismatch of interest-bearing assets and liabilities. With respect to Novo Nordisk's bond portfolio a change of one percentage point in market rates would have an impact on profit before tax of DKK 22 million.

The use of financial instruments is regulated by Novo Nordisk's treasury policy. In general, financial contracts are only entered into with the purpose to hedge existing assets and liabilities and future net cash flows. The policy further defines a range of approved financial instruments and risk limits.

Counterparty risk is managed by only accepting financial counterparts that have a satisfactory long-term credit rating awarded by an international credit rating agency.

Consolidated accounts and annual accounts for 2000

The consolidated accounts of the Group and the annual accounts of the parent company, Novo Nordisk A/S (the Company) have been prepared in accordance with the Danish Company Accounts Act and the accounting regulations for companies listed on the Copenhagen Stock Exchange. The consolidated accounts and the annual accounts of the parent company have been prepared in accordance with the accompanying accounting policies. The accounting policies have not been changed since 1999.

At an extraordinary general meeting on 13 November 2000 it was decided to separate Novo Nordisk A/S into two independent listed legal entities. In the future, Novo Nordisk A/S thus solely comprises the healthcare business and the enzymes business has been spun off into Novozymes A/S. The demerger has retroactive effect from 1 January 2000.

According to the Demerger Plan all assets and liabilities associated with the enzymes business of Novo Nordisk have been transferred at net book value to Novozymes A/S with effect from 1 January 2000. The transfer also included all rights and obligations pertaining to the assets and liabilities, including all of the employees of the enzymes business, as well as all commercial contracts to which the enzymes business was a party.

The comparative figures for 1999 and 1998 of Novo Nordisk are derived from the accounts of the former Novo Nordisk and are presented as if Novo Nordisk had existed without the enzymes business.

In connection with the accounts of Novo Nordisk for the comparative years the following matters shall be noted:

In late 1999, Novo Nordisk obtained a bank loan of approximately DKK 1.8 billion, which was assigned to Novozymes. Prior to obtaining this loan, the difference between assets, shareholders' funds and all liabilities of Novozymes during the years 1999 and 1998 were registered on an intercompany account with Novozymes. This intercompany account accrued interest at estimated market rates. The proceeds of the loan were used to settle this intercompany account.

Dividends distributed for 1999 and 1998 are fully assigned to Novo Nordisk.

Own shares acquired under Novo Nordisk's share buy-back programme have been fully assigned to Novo Nordisk.

These matters are particularly important to the review of the development in shareholders' funds and the cash flows of Novo Nordisk.

All costs relating to the demerger regarding IT, advisers, consultants etc. and corporation taxes outside Denmark in relation to the demerger have been recognised by Novo Nordisk in 1999. Restructuring costs amounted to DKK 350 million, and corporation taxes outside Denmark amounted to DKK 85 million in 1999.

Service agreements have been introduced on estimated arm's length basis between Novo Nordisk and Novozymes in 2000. The net effect of these service agreements is not considered material as compared to the basis used in 1999 and 1998 for allocating actual costs between Novo Nordisk and Novozymes. Reference is made to Note 22 to the Group accounts concerning transactions in 2000 between Novo Nordisk and Novozymes.

Accounting policies

Basis of consolidation

The consolidated accounts include the accounts of Novo Nordisk A/S (the Company) and all the companies in which the Group owns more than 50% of the voting rights or in some other way has a controlling influence (subsidiaries).

The consolidated accounts are based on accounts of the Company and of the subsidiaries and are prepared by combining items of a uniform nature and eliminating intercompany transactions, shareholdings and balances, unrealised intercompany profits on stocks and tangible fixed assets. Consolidated accounts are based on accounts prepared by applying the Group accounting policies.

On acquisition of new companies, the purchase method is applied. Thus, the new company's assets and liabilities are restated at fair value at the time of acquisition. Cost of shares in excess of net assets after revaluation is capitalised as goodwill and amortised over the expected economic life.

Companies which are not subsidiaries, but in which the Group holds 20% or more of the voting rights or in some other way has a significant influence on the operational and financial management, are treated as associated companies.

Newly acquired and divested companies are included in the profit and loss account for the period of ownership. Comparative figures are not adjusted for disposed or newly acquired businesses.

Translation of foreign currencies

Assets and liabilities in foreign currencies are translated into Danish kroner at the exchange rates ruling at the balance sheet date.

Accounts of foreign subsidiaries are translated into Danish kroner at exchange rates ruling at the balance sheet date for assets and liabilities and average exchange rates for profit and loss items.

All exchange rate adjustments relating to the Company and the subsidiaries are recognised in the profit and loss account with the exception of exchange gains and losses arising from:

- The translation of foreign subsidiaries' net assets at 1 January at closing rates at 31 December of the same year,

- The translation of foreign subsidiaries' profit and loss accounts at average exchange rates and balance sheets at exchange rates ruling at the balance sheet date,

- The translation of long-term intercompany loans which are considered to be an addition to the net assets in the subsidiaries,

- The translation of currency swaps contracted to hedge investments in subsidiaries,

- The translation of participating interests investments in associated companies.

The above exchange gains and losses are taken directly to other comprehensive income under shareholders' funds.

For subsidiaries in countries with high inflation, non-monetary items and shareholders' funds are translated into Danish kroner at historical exchange rates and all exchange gains and losses are taken to the profit and loss account.

Financial instruments

Forward exchange contracts and currency options hedging receivables and debt in foreign currencies are recorded at market value at the balance sheet date and value adjustments are recognised in the profit and loss account under financial income or financial expenses.

Exchange rate adjustments of forward exchange contracts and currency options hedging future income and expenses are not recognised in the profit and loss account and the balance sheet, but are deferred until the hedged income or expenses are realised.

Forward Rate Agreements (FRA) are used to hedge the interest risks on financial assets and liabilities and are recorded at market value. All value adjustments are recorded in the profit and loss account under financial income or financial expenses.

Currency swaps are used to hedge net investments in subsidiaries. Currency swaps are recorded based on the difference between the swap rate and the exchange rate at the balance sheet date and the value adjustment is taken directly to shareholders' funds.

Corporation tax
The Company has chosen to be assessed jointly for Danish tax purposes with certain of its foreign and domestic subsidiaries. The jointly assessed companies are included in the scheme for on account payment of tax.

Tax payable for the year with addition of the change in deferred tax for the year is charged to the profit and loss account. Current tax includes tax payable computed on the basis of the expected taxable income for the year and corrections to tax payable for previous years.

Deferred tax is provided under the liability method and covers all temporary differences between the accounting and tax values of the assets and liabilities except for goodwill in cases where amortisation of goodwill is not allowed for tax purposes. Further, deferred tax is provided for re-taxation of losses realised in foreign companies, if the re-taxation is expected to be realised by the company's departure from the joint taxation. Tax losses carried forward will be set off against deferred tax liabilities to the extent that the tax losses are expected to be utilised in the future. Deferred tax is provided at the tax rate expected to be in force at the time when the temporary difference is expected to be offset.

Pensions
Costs related to defined contribution plans are expensed in the profit and loss account as incurred and deferred pension costs are booked under other debt. Costs related to the Company's various defined benefit plans are accrued over the expected working life of the employee. Present value of underfunded plans is provided for under provisions. The change in the provisions for the year is expensed in the profit and loss account.

Leases and rental agreements
Operational lease costs and rental costs are expensed on a current basis in the profit and loss account over the lease or rental term.

Own shares and share options
Own shares
In connection with the demerger, the holding of own shares was split into own shares in Novo Nordisk and shares in Novozymes.

Own shares in Novo Nordisk are considered as a de facto capital write-down, and therefore the costs of acquisition are deducted directly from shareholders' funds. A limited part of the Company's own shares is held as security for share options granted.

The majority of the shares in Novozymes has been disposed. The Group continues to hold a limited amount of Novozymes shares as security for share options granted. These shares are recorded as fixed asset investments and valued at the average exercise price, however in the future subject to write-down for permanent impairment losses. To the extent the holding of Novozymes shares exceeds the obligation concerning share options granted, such shares are recorded as current asset investments and stated at market value at the balance sheet date. The total value adjustment of Novozymes shares in connection with the demerger has been taken directly to shareholders' funds.

Share options
Share options granted have an exercise price corresponding to the market price of the Company's shares at the date of grant, and all share options granted have been secured by the Company's holding of own shares and shares in Novozymes. Consequently, no cost or obligation at the date of grant or in connection with any subsequent value adjustment is recognised.

Profit and loss account
Net turnover
Net turnover represents amounts invoiced excluding value added tax and after deduction of goods returned, trade discounts and allowances. Sales are recognised at the time of risk transfer related to the goods sold.

Production costs
Production costs constitute acquisition or cost price for goods sold during the year and comprise both direct and indirect production costs. The cost price includes materials, energy, wages, salaries and depreciation etc. Further, production costs include write-downs on stocks.

Sales and distribution costs
Sales and distribution costs comprise costs incurred on the distribution, sale and marketing of the products of the Group, including salaries and depreciation, as well as write-downs for losses and realised losses on trade debtors.

Research and development costs

Research and development costs include costs attributable to the research and development activities, including clinical trials, registration and maintenance of patents, depreciation and salaries. All research and development costs are taken to the profit and loss account as incurred.

Research and development costs also include the Group's share of profit or loss in research and development companies which are not consolidated. Minor investments in research and development companies in which the Novo Nordisk Group does not obtain controlling influence are taken to the profit and loss account as research and development costs as they incur.

Administrative expenses

Administrative expenses comprise the costs of the administrative functions, including salaries and depreciation.

Licence fees and Other operating income (net)

Licence fees and Other operating income (net) comprise licence fees and income (net) of a secondary nature in relation to the main activities of the Group. The item also includes one-off income items (net) in respect of sale of rights, etc.

As a principal rule, sale of rights, etc are recorded as income at the time of the sale.

Where the Novo Nordisk Group assumes an obligation in connection with a sale of rights etc, the income is recognised in accordance with the term of the obligation.

On the sale of rights, etc where the final acquisition of the right is conditional on future events, the amount is recorded as income at the occurrence of such future events.

Financial income and expenses

Financial income and financial expenses comprise interest receivable and interest payable, realised and unrealised gains and losses from foreign exchange, short-term investments and the main part of other financial instruments (see above) and other financial income and expenses. Interest for the period is included in the profit and loss account irrespective of payment terms.

Balance sheet

Intangible fixed assets

Intangible fixed assets are stated at cost less accumulated amortisation. Amortisation is provided under the straight-line method over the expected useful lives of the assets.

- Acquired patents and licences are amortised over periods up to 10 years

- Goodwill is amortised over a period not exceeding 20 years. The booked goodwill is amortised over 5-15 years.

Tangible fixed assets

Tangible fixed assets are stated at cost less accumulated depreciation. Cost includes direct costs for engineering work carried out by group companies. Capitalised interests in respect of construction of major investments are also included in the cost of the assets. Costs of major IT projects regarding development of software for intercompany use are capitalised under 'Other equipment'.

Depreciation is provided under the straight-line method over the estimated useful lives of the assets as follows:

- Buildings; 12-50 years
- Plant and machinery; 5-16 years
- Other equipment; 3-16 years
- Minor fixed assets below DKK 50,000 and fixed assets with limited expected useful lives are charged to the profit and loss account in the year of acquisition.

Fixed asset investments

In the annual accounts participating interests in subsidiaries and associated companies are recorded under the equity method, ie at the respective share of the subsidiaries' or associated companies' net assets. Any cost in excess of net assets in the acquired company is capitalised in the Company under 'Fixed asset investments' as part of participating interests in subsidiaries ('Goodwill'). In the consolidated accounts goodwill is recorded as 'Goodwill' under 'Intangible fixed assets' (subsidiaries) or under 'Fixed asset investment' in the item 'Participating interests in associated companies' (associated companies). For amortisation of goodwill, see 'Intangible fixed assets'.

Net profit of subsidiaries less unrealised intercompany profits on stocks is recorded in the profit and loss account of the Company. If shareholders' funds of subsidiaries are negative, receivables from these subsidiary companies will be set off against the Company's share of the negative net asset value.

To the extent it exceeds declared dividends from such companies, net revaluation of participating interests in subsidiaries and associated companies is transferred to net revaluation reserve according to the equity method under shareholders' funds.

Other securities and participating interests are stated at cost less write-downs for permanent impairment losses.

Stocks

Raw materials and consumables are stated at cost determined according to the first-in first-out principle.

Work in progress and finished goods are stated at cost determined according to the first-in first-out principle. Cost comprises direct production costs such as raw materials and consumables including energy and labour, and indirect production costs such as depreciation, maintenance etc.

Goods, where the expected sales price less completion costs and costs to execute the sales (net realisable value) is lower than the cost price, are written down to net realisable value.

Debtors

Debtors are stated at nominal value less write-downs for losses on doubtful debts. The write-downs are based on individual assessments of each debtor, which also include an evaluation of payment difficulties associated with individual countries.

Current asset investments

Current asset investments are stated at market value at the balance sheet date. Realised and unrealised gains and losses (net) are included in financial income/financial expenses. If the total market value at the balance sheet date exceeds the cost price, the difference is included as a separate item ('Revaluation reserve') under shareholders' funds.

Provision for returned products

Provision for returned products includes expected lost contribution because of expected future returns. The provision has been calculated based on historic statistical calculations.

Consolidated statement of cash flows and financial resources

The consolidated statement of cash flows and financial resources is presented in accordance with the indirect method commencing with net profit. The statement shows cash flows for the year, the net change in cash and cash equivalents for the year and the cash and cash equivalents at the beginning and the end of the year.

Cash flow from operating activities

Cash flow from operating activities comprises net profit adjusted for noncash operating items, interest received, interest paid, income taxes paid, and changes in working capital. Working capital consists of current assets less current liabilities, excluding those items that are included in cash and cash equivalents.

Cash flow from investing activities

Cash flow from investing activities comprises the acquisition and sale of intangible and tangible fixed assets and fixed asset investments.

On the acquisition or sale of companies and activities, cash flow is adjusted for additions and disposals of assets and liabilities. The purchase price is recorded as the value of the assets acquired including any goodwill and acquisition costs. The sales price is recorded after deduction of trade costs.

Cash flow from financing activities

Cash flow from financing activities comprises the proceeds from and the repayment of principal on mortgage loans, other long-term debt, dividends, the proceeds from share issues, purchase and sales of own shares.

Financial resources

Financial resources comprise cash at bank and in hand and current asset investments less short-term bank loans due on demand. Undrawn committed credit facilities expiring in more than one year are also included in financial reserves.

United States Generally Accepted Accounting Principles (US GAAP)

The Company prepares a reconciliation of the effect on shareholders' funds and the profit and loss account of the application of US Generally Accepted Accounting Principles (US GAAP) in lieu of Danish principles. Note 23 to the consolidated accounts discloses US GAAP reconciliation.

Management statement report

Statement of the Board of Directors and the Management
The Board of Directors and the Management have today approved the consolidated accounts and the annual accounts of Novo Nordisk A/S for the year 2000. The accounts have been prepared in accordance with the prevailing accounting provisions. In our opinion the accounting policies applied are appropriate and the accounts for the Group and the parent company give a true and fair view of the Group's and the Company's assets and liabilities, financial position and profit for the year.

Gladsaxe, 20 February 2001

Management:

Lars Rebien Sørensen
President and CEO

Jesper Brandgaard

Lars Almblom Jørgensen

Kåre Schultz

Mads Krogsgaard Thomsen

Board of Directors:

Mads Øvlisen
Chairman

Kurt Anker Nielsen
Vice chairman

Kurt Briner

Tove Funder-Nielsen

Niels Jacobsen

Ulf J Johansson

Anne Marie Kverneland

Morten Munk

Stig Strøbæk

Jørgen Wedel

Auditors' report

We have audited the consolidated accounts and annual accounts of Novo Nordisk A/S for 2000 as presented by the Board of Directors and the Management.

Basis of opinion

We planned and performed our audit in accordance with international standards on auditing and Danish auditing provisions to obtain reasonable assurance that the accounts are free from material misstatement. Based on an assessment of materiality and risk, our audit included an examination of the basis and evidence supporting the amounts and other disclosures in the accounts. Furthermore, we assessed the accounting policies applied and the estimates made by the Board of Directors and the Management as well as evaluated the overall adequacy of the presentation in the accounts.

Our audit did not give rise to any qualifications.

Emphasis of matter

As discussed in the introduction to the consolidated accounts and annual accounts for 2000, page 22, the enzymes business was demerged from Novo Nordisk A/S at an extraordinary general meeting 13 November 2000 retroactive from 1 January 2000.

The comparative figures for 1999 and 1998 have been adjusted and presented as if the enzymes business had been demerged from Novo Nordisk A/S in previous years. We agree with the presentation of the comparative figures.

Opinion

In our opinion, the consolidated accounts and annual accounts have been prepared in accordance with Danish accounting legislation and give a true and fair view of the assets and liabilities, the financial position and the results for the year of the group and the parent company.

Gladsaxe, 20 February 2001

PricewaterhouseCoopers

Morten Iversen
Danish State-Authorised Public Accountant

Lars Holtug
Danish State-Authorised Public Accountant

Ernst & Young
Statsautoriseret Revisionsaktieselskab

John Lundin
Danish State-Authorised Public Accountant

Profit and loss account

	NOTE	2000 DKK million	1999 DKK million	1998 DKK million
Net turnover	1	20,811	16,423	13,647
Production costs	2, 3	5,044	4,227	3,751
Gross profit		**15,767**	**12,196**	**9,896**
Sales and distribution costs	2, 3	6,254	4,812	4,212
Research and development costs	2, 3	3,390	2,748	2,795
Administrative expenses	2, 3	1,878	1,721	1,397
Restructuring expenses		–	350	–
Licence fees and Other operating income (net)	3, 4	571	962	1,441
Operating profit		**4,816**	**3,527**	**2,933**
Share of profit in associated companies	3	3	2	(26)
Financial income	5	382	218	379
Financial expenses	6	361	398	110
Profit before taxation		**4,840**	**3,349**	**3,176**
Corporation tax	7	1,753	1,348	1,160
Net profit	8	**3,087**	**2,001**	**2,016**

Change in shareholders' funds

	2000 DKK million	1999 DKK million	1998 DKK million
Shareholders' funds at the beginning of the year	15,185	15,287	15,835
Share issue	–	–	30
Net profit for the year	3,087	2,001	2,016
Dividends	(916)	(691)	(562)
Purchase of own shares	(2,472)	(1,448)	(1,970)
Sale of own shares to Novozymes	189	–	–
Value adjustment of Novozymes shares (net)	773	–	–
Exchange rate adjustment of participating interests in subsidiaries	(108)	7	(41)
Other adjustments	–	29	(21)
Shareholders' funds at the end of the year	**15,738**	**15,185**	**15,287**

Balance sheet

	NOTE	31 Dec 2000 DKK million	31 Dec 1999 DKK million
ASSETS			
Goodwill		28	90
Patents and licences		4	5
Intangible fixed assets	9	**32**	**95**
Land and buildings		5,354	5,262
Plant and machinery		2,690	2,268
Other equipment		995	956
Payments on account and assets in course of construction		1,860	1,703
Tangible fixed assets	10	**10,899**	**10,189**
Amounts owed by related parties		25	65
Participating interests in associated companies		1,019	128
Other securities and participating interests		90	99
Fixed asset investments	11	**1,134**	**292**
Total fixed assets		**12,065**	**10,576**
Raw materials and consumables		613	474
Work in progress		2,035	2,027
Finished goods		1,324	1,082
Stocks		**3,972**	**3,583**
Trade debtors	12	3,396	2,913
Amounts owed by related parties		175	61
Tax receivable	7	234	294
Other debtors	13	906	2,213
Debtors		**4,711**	**5,481**
Current asset investments	14	**2,567**	**2,172**
Cash at bank and in hand		**1,278**	**1,270**
Total current assets		**12,528**	**12,506**
Total assets		**24,593**	**23,082**

	NOTE	31 Dec 2000 DKK million	31 Dec 1999 DKK million
LIABILITIES AND SHAREHOLDERS' FUNDS			
Share capital		754	754
Share premium account		2,565	2,565
Revaluation reserve		22	32
Retained earnings		12,351	11,680
Other comprehensive income		46	154
Total shareholders' funds	15	**15,738**	**15,185**
Provisions for pension commitments and similar obligations		186	186
Provisions for returned products		249	208
Provision for deferred tax (net)	7, 16	970	802
Other provisions		88	62
Total provisions		**1,493**	**1,258**
Banks and other credit institutions	17	950	1,007
Total long-term debt		**950**	**1,007**
Bank loans	18	821	994
Trade creditors		977	807
Amounts owed to related parties		39	38
Tax payable	7	138	149
Employee costs payable		843	859
Other taxes and duties payable		252	398
Other creditors		2,426	1,696
Proposed dividends		916	691
Total current liabilities		**6,412**	**5,632**
Total long-term debt and current liabilities		**7,362**	**6,639**
Total liabilities and shareholders' funds		**24,593**	**23,082**

Notes regarding:	
Foreign currencies in the consolidated balance sheet	19
Financial instruments in the Group	20
Contingent liabilities and pending litigation	21
Related party transactions	22
United States Generally Accepted Accounting Principles (US GAAP)	23

Cash flow and financial resources

	NOTE	2000 DKK million	1999 DKK million	1998 DKK million
Net profit		**3,087**	**2,001**	**2,016**
Reversals with no effect on cash flow	A	2,847	2,238	2,173
Corporation tax paid		(1,739)	(1,283)	(1,539)
Interest received		296	183	323
Interest paid		(142)	(94)	(120)
Cash flow before change in working capital		**4,349**	**3,045**	**2,853**
Change in working capital:				
(Increase)/decrease in trade debtors and other debtors		664	(616)	(1,064)
(Increase)/decrease in amounts owed by related parties		(131)	32	(52)
(Increase)/decrease in stocks		(377)	(321)	(108)
Increase/(decrease) in trade creditors and other creditors		753	687	816
Cash flow from operating activities		**5,258**	**2,827**	**2,445**
Investments:				
Sale of fixed asset investments		85	–	13
Purchase of intangible fixed assets and fixed asset investments		(63)	(29)	(104)
Net change in financial resources following ZymoGenetics, Inc's deconsolidation	B	(427)	–	–
Sale of tangible fixed assets		225	96	119
Purchase of tangible fixed assets		(2,366)	(1,361)	(1,767)
Cash flow from investing activities		**(2,546)**	**(1,294)**	**(1,739)**
Free cash flow		**2,712**	**1,533**	**706**
Financing:				
New long-term loans		–	93	124
Repayment of long-term loans		(36)	(247)	(48)
Loan repaid from Novozymes		40	2,398	565
Purchase of own shares		(2,472)	(1,448)	(1,970)
Sale of own shares to Novozymes		189	–	–
Cash effect of value adjustment of Novozymes shares		818	–	–
Net proceeds from employee share issue		–	10	30
Dividends paid		(691)	(562)	(428)
Cash flow from financing activities		**(2,152)**	**244**	**(1,727)**
Net cash flow		**560**	**1,777**	**(1,021)**
Unrealised gain/(loss) on exchange rates and current asset investments included in cash and cash equivalents		18	14	15
Net change in cash and cash equivalents		**578**	**1,791**	**(1,006)**
Cash and cash equivalents at the beginning of the year		2,495	704	1,710
Cash and cash equivalents at the end of the year	C	**3,073**	**2,495**	**704**
Undrawn committed credit facilities	D	4,812	4,439	3,832
Financial resources at the end of the year		**7,885**	**6,934**	**4,536**

Notes - Cash flow and financial resources

NOTE A

Reversals with no effect on cash flow	2000 DKK million	1999 DKK million	1998 DKK million
Loss from sale of tangible fixed assets	105	75	23
Write-down for doubtful debtors	43	109	102
Taxation	1,753	1,348	1,160
Depreciation and amortisation	1,038	943	986
Unrealised (gain)/loss on shares and bonds etc	(29)	(21)	(6)
Unrealised foreign exchange (gain)/loss	58	(292)	102
Interest receivable and interest payable	(184)	(117)	(193)
Other	63	193	(1)
Reversals with no effect on cash flow	**2,847**	**2,238**	**2,173**

NOTE B

Net change in financial resources following ZymoGenetics, Inc's deconsolidation

In connection with private placement of new shares in ZymoGenetics, Inc Novo Nordisk's share of the voting capital was reduced to less than 50%. This had the effect that at 9 November 2000 the company has been included as an associated company and is thus no longer included in the consolidation. This reduced the Group's financial resources by DKK 427 million corresponding to the cash in ZymoGenetics, Inc at 9 November 2000. The principal items of ZymoGenetics, Inc at 9 November 2000 appear below:

	DKK million
Tangible fixed assets	367
Cash	427
Other current assets	316
Total liabilities and provisions	(277)
Shareholders' funds	**833**

NOTE C

Cash and cash equivalents

Cash and cash equivalents consist of cash, current asset investments and short-term bank loans.

	2000 DKK million	1999 DKK million	1998 DKK million
Total current asset investments at the beginning of the year	2,172	1,148	2,267
Receipts from current assets investments	(2,732)	(6,358)	(6,440)
Outlays for current assets investments	3,098	7,344	5,335
Unrealised gain/(loss) on current assets investments	29	43	(18)
Unrealised foreign exchange gain/(loss)	–	(5)	4
Current asset investments at the end of the year	2,567	2,172	1,148
Cash at the end of the year	1,278	1,270	328
Cash and current asset investments at the end of the year	3,845	3,442	1,476
Short-term bank loans at the end of the year	(772)	(947)	(772)
Cash and cash equivalents at the end of the year	**3,073**	**2,495**	**704**
Current asset investments with remaining term to maturity exceeding three months at the end of the year	1,352	2,156	1,138
Cash and current asset investments with remaining term to maturity not exceeding three months at the end of the year	2,493	1,286	338
Cash and current asset investments at the end of the year	3,845	3,442	1,476

NOTE D

Undrawn committed credit facilities

The current maturity of the undrawn committed credit facilities exceeds one year.

NOTE 1

Net turnover

	2000 DKK million	1999 DKK million	1998 DKK million
Diabetes care	14,578	11,777	9,818
Coagulation disorders (NovoSeven®)	2,270	1,313	576
Human growth hormone	2,107	1,721	1,498
Hormone replacement therapy	1,306	1,130	1,094
Other	550	482	661
	20,811	**16,423**	**13,647**

Turnover by geography	2000 DKK million	1999 DKK million	1998 DKK million
Europe	9,905	8,286	7,880
US	3,747	2,427	1,310
Japan	4,385	3,404	2,546
Rest of the world	2,774	2,306	1,911
	20,811	**16,423**	**13,647**

NOTE 2

Employee costs

	2000 DKK million	1999 DKK million	1998 DKK million
Wages and salaries	5,312	4,450	4,010
Pensions	271	235	207
Other contributions to social security	368	322	283
Other employee costs	401	259	269
	6,352	**5,266**	**4,769**
Included in the profit and loss account under the following headings:			
Production costs	1,782	1,605	1,438
Sales and distribution costs	1,843	1,439	1,224
Research and development costs	1,215	1,096	1,080
Administrative expenses	1,178	913	822
	6,018	**5,053**	**4,564**
Included in the balance sheet as:			
Capitalised employee costs related to assets in course of construction etc	278	205	179
Change in employee costs included in stocks	56	8	26
	6,352	**5,266**	**4,769**

	2000 DKK million	1999 DKK million	1998 DKK million
Total remuneration to the Management	22	20	18
Total remuneration to the Board of Directors	4	4	4

Apart from the above a severance pay amounting to DKK 4 million has been paid to Corporate Management in connection with the demerger of Novo Nordisk A/S. Further, a share bonus scheme has been established, according to which key persons involved in the implementation of the demerger (ie the existing and former members of Corporate Management as well as selected employees, in total 33 persons) have received a share bonus. The total share bonus amounted to 17,377 Novo Nordisk shares and 7,931 Novozymes shares equivalent to a total value of DKK 28 million at the allotment date. Of the share bonus, members of the existing and former Corporate Management have received 8,846 Novo Nordisk shares and 3,325 Novozymes shares equivalent to a value of DKK 14 million. The shares were allotted from Novo Nordisk's holding of own shares and shares in Novozymes.

	2000	1999	1998
Average number of employees in the Novo Nordisk Group	12,698	11,822	11,349

Share options

As from 1998 Novo Nordisk has established share option schemes for Corporate Management and other management employees. The granting of share options to Corporate Management and other management employees is subject to the achievement of certain performance and shareholder value goals. Some former members of Corporate Management today hold directorships in Novo Nordisk. The life of the options is eight years, and each option gives the option holder the right after three years to acquire a share of nom DKK 10. For options granted up to and including the annual accounts for 1999, the options were issued at an exercise price corresponding to the market price of the Company's shares at the time of issuance of the options. Options in respect of 2000 are issued at an exercise price corresponding to the market price of the Company's shares at the time of the establishment of the share option sheme. After the demerger, each option granted has been split into one Novo Nordisk option and one Novozymes option. These options can be exercised independently of one another, and the exercise price has been distributed with 90.7% to Novo Nordisk and 9.3% to Novozymes according to the distribution of the market price during the first 20 days when both companies were quoted on the Copenhagen Stock Exchange. In connection with the demerger a separate grant of options was made. The life of these options is six years and the options give the option holder after three years a right to acquire one Novo Nordisk share of nom DKK 10 at an exercise price corresponding to the market price at the time of the establishment of the option scheme.

No of share options in Novo Nordisk	BoD and Management	Other management employees	Total	Exercise price per option in DKK	Market value per option in DKK *)	Market value in DKK million *)
Outstanding at 1 January 1998	9,900	11,000	20,900	948	277	6
Granted in respect of 1998 (issued on 25 March 1999)	4,950	66,050	71,000	626	166	12
Value adjustment						5
Outstanding at 31 December 1998	14,850	77,050	91,900	699	251	23
Granted in respect of 1999 (issued on 23 March 2000)	9,900	127,600	137,500	992	276	38
Value adjustment						(2)
Outstanding at 31 December 1999	24,750	204,650	229,400	875	256	59
Granted in respect of 2000 (issued on 21 March 2001)	15,600	137,000	152,600	992	622	95
Granted in connection with the demerger (issued on 31 January 2001)	55,808	84,508	140,316	992	858	120
Reclassification/assigned to Novo A/S in 2000	(4,500)	(22,550)	(27,050)	940	404	(11)
Expired/cancelled in 2000	–	(3,600)	(3,600)	940	404	(1)
Value adjustment						59
Outstanding at 31 December 2000	91,658	400,008	491,666	941	652	321

*) Calculation of market values at issuance and at year end have been based on the Black-Scholes option pricing model. The following assumptions have been used for the calculation: a dividend per share of DKK 13.25, a volatility of 31%; the risk-free interest rate has been computed at 5% and the expected option life has been fixed at one year after the expiry of the vesting period.

NOTE 2 (continued)

Employee costs

In 2000, 152,600 Novozymes options with an average exercise price of DKK 101 per share of DKK 10 and a market value of DKK 11 million have been granted. At 31 December 2000 the Group's outstanding Novozymes options amount to 377,846 with an average exercise price of DKK 95 per share of DKK 10 and a market value of DKK 30 million. These options are secured by the Group's holding of Novozymes shares recorded at average exercise price.

The Group is committed to disposing Novo Nordisk and Novozymes shares for DKK 35 million to Novo A/S in respect of options granted to employees transferred to Novo A/S in connection with the demerger. The shares must be disposed at the time when any exercise of these employees' options takes place, and has as of 31 December 2000 a market value of DKK 45 million.

NOTE 3

Depreciation and amortisation

	2000 DKK million	1999 DKK million	1998 DKK million
Included in the profit and loss account under the following headings:			
Production costs	665	598	533
Sales and distribution costs	64	64	132
Research and development costs	165	161	147
Administrative expenses	140	116	116
Licence fees and Other operating income (net)	–	–	46
Goodwill related to associated companies	4	4	12
	1,038	**943**	**986**

NOTE 4

Licence fees and Other operating income (net)

Licence fees and Other operating income (net) include licence fees relating to Seroxat®, other licence fees, other operating income and one-off income (net). In 2000 this item primarily includes income from settlement of patent disputes and sale of product rights in the US of Hormone Replacement Therapy products.

NOTE 5

Financial income

	2000 DKK million	1999 DKK million	1998 DKK million
Interest receivable	326	132	187
Calculated interest receivable from Novozymes	–	65	100
Exchange gain on investments etc (net)	56	21	6
Foreign exchange gain (net)	–	–	86
	382	**218**	**379**

Interest receivable from Novozymes is the calculated interest on the amounts owed by Novozymes described in the paragraph "Consolidated accounts and annual accounts for 2000" on page 22, using an estimated market interest rate. The interest rates used in 1999 and 1998 are 3.0% and 3.7%, respectively.

NOTE 6

Financial expenses

	2000 DKK million	1999 DKK million	1998 DKK million
Interest payable	142	80	94
Foreign exchange loss (net)	195	300	–
Other financial expenses	24	18	16
	361	**398**	**110**

Interest payable was DKK 160 million in 2000. Of this DKK 18 million has been capitalised as financing interest under tangible fixed assets. For 1999 interest payable was DKK 130 million and capitalised interest DKK 50 million, and for 1998 interest payable was DKK 157 million and capitalised interest DKK 63 million.

NOTE 7

Tax

	DKK million Tax in the profit and loss account	DKK million Tax payable/ (tax receivable) (net)	DKK million Deferred tax/ (deferred tax receivable)
At the beginning of the year	–	(145)	802
Tax on profit for the year	(1,773)	1,660	113
Adjustment relating to previous years	20	116	(136)
Tax on entries on equity	–	(26)	141
Exchange rate adjustments	–	38	50
	(1,753)	**1,643**	**970**
Tax paid on account for 2000	–	(1,793)	–
Tax paid relating to previous years	–	54	–
Tax paid in 2000	–	**(1,739)**	–
Tax at the end of the year	**(1,753)**	**(96)**	**970**
Tax receivable	–	(234)	–
Tax payable	–	138	–
	–	**(96)**	–

Taxes paid in 1999 and 1998 amounted to DKK 1,283 million and DKK 1,539 million respectively.

	2000	1999	1998
Computation of effective tax rate:			
Statutory corporation tax rate in Denmark	32.0%	32.0%	34.0%
Non-tax deductible expenses less non-taxable income	(0.6%)	0.6%	0.5%
Effect of Danish tax relief for foreign income	–	(0.3%)	–
Deviation in foreign subsidiaries' tax rates compared to Danish tax rate (net)	6.1%	5.6%	3.0%
Other	0.3%	(0.1%)	0.4%
Effective tax rate (before special items)	**37.8%**	**37.8%**	**37.9%**
Effect of change in tax rate in 2000 and in 1998	(1.6%)	–	(1.4%)
Effect of corporation taxes outside Denmark in relation to restructuring	–	2.5%	–
Effective tax rate	**36.2%**	**40.3%**	**36.5%**

NOTE 8

Net profit, including discontinued operations

	2000 DKK million	1999 DKK million	1998 DKK million
Net profit of the Novo Nordisk Group as a healthcare company	3,087	2,001	2,016
Net profit of discontinued operations, the Novozymes Group	–	410	393
Net profit of the Novo Nordisk Group according to the annual report	**3,087**	**2,411**	**2,409**

NOTE 9

Intangible fixed assets

	DKK million Goodwill	DKK million Patents and licences	DKK million Total
Cost at the beginning of the year	360	21	381
Disposals during the year	(191)	–	(191)
Cost at the end of the year	169	21	190
Amortisation at the beginning of the year	270	16	286
Amortisation for the year	27	1	28
Amortisation eliminated on disposals during the year	(156)	–	(156)
Amortisation at the end of the year	141	17	158
Book value at the end of the year	**28**	**4**	**32**

NOTE 10

Tangible fixed assets

	DKK million Land and buildings	DKK million Plant and machinery	DKK million Other equipment	DKK million Payments on account and assets in course of construction	DKK million Total
Cost at the beginning of the year	6,813	4,602	2,355	1,703	15,473
Exchange rate adjustments	41	6	21	–	68
Additions during the year	176	517	468	1,205	2,366
Disposals during the year	(487)	(162)	(489)	(3)	(1,141)
Transfer from/(to) other items	439	433	173	(1,045)	–
Cost at the end of the year	6,982	5,396	2,528	1,860	16,766
Depreciation at the beginning of the year	1,551	2,334	1,399	–	5,284
Exchange rate adjustments	9	–	12	–	21
Depreciation for the year	242	479	285	–	1,006
Depreciation eliminated on disposals during the year	(174)	(107)	(163)	–	(444)
Depreciation at the end of the year	1,628	2,706	1,533	–	5,867
Book value at the end of the year	**5,354**	**2,690**	**995**	**1,860**	**10,899**

Disposals during the year include DKK 684 million relating to ZymoGenetics, Inc's deconsolidation and presentation as an associated company. Accumulated depreciation regarding ZymoGenetics, Inc amounts to DKK 317 million.

Tangible fixed assets by geography	
Denmark	9,016
US	486
Japan	446
Rest of the world	951
	10,899

NOTE 11

Fixed asset investments

	DKK million Amounts owed by related parties	DKK million Participating interests in associated companies	DKK million Other securities and participating interests	DKK million Total
Cost at the beginning of the year	65	100	236	401
Additions during the year	25	893	47	965
Disposals during the year	(65)	–	(29)	(94)
Transfer to other items	–	–	(71)	(71)
Cost at the end of the year	25	993	183	1,201
Revaluation reserve at the beginning of the year	–	28	(137)	(109)
Net profit	–	4	–	4
Other adjustments	–	(6)	1	(5)
Transfer to other items	–	–	43	43
Revaluation reserve at the end of the year	–	26	(93)	(67)
Book value at the end of the year	**25**	**1,019**	**90**	**1,134**

Book value of participating interests in associated companies includes net capitalised goodwill, DKK 26 million at 31 December 2000. Amortisation of goodwill for the year was DKK 4 million. There were no additions to goodwill during 2000. As of 31 December 1999 the amount was DKK 30 million (net).

Of net profit of participating interests in associated companies, DKK 1 million is included in research and development costs.

NOTE 12

Trade debtors

Write-down for doubtful debtors

	2000 DKK million	1999 DKK million	1998 DKK million
Balance at the beginning of the year	549	450	297
Write-down charged to the profit and loss account	43	109	102
Used/reversed during the year	(11)	(10)	51
Balance at the end of the year	**581**	**549**	**450**

Total trade debtors (before write-down for doubtful debtors) in the Group are equal to an average credit period of 70 days (77 days in 1999 and 87 days in 1998).

NOTE 13

Other debtors

	2000 DKK million	1999 DKK million
Prepayments to public authorities	–	750
Accrued licence fee income	62	380
Prepayments and accrued income	267	228
Interest receivable	77	47
Other debtors	500	808
	906	**2,213**

NOTE 14

Current asset investments

	2000 DKK million	1999 DKK million
Bonds	2,449	2,062
Unit trusts and shares	118	110
Total current asset investments	**2,567**	**2,172**
At original acquisition cost	2,545	2,140

Duration of the Group's bond portfolio:
Year-end 2000: 1.0 years, year-end 1999: 2.2 years

Effective rate of interest on the Group's bond portfolio:
Year-end 2000: 5.1%, year-end 1999: 5.2%

NOTE 15

Shareholders' funds

	2000 DKK million	1999 DKK million	1998 DKK million
Share capital			
A share capital	107	107	107
B share capital at the beginning of the year	647	647	643
Additions to B share capital during the year	–	–	4
At the end of the year	**754**	**754**	**754**
Share premium account			
At the beginning of the year	2,565	2,565	2,539
Additions during the year	–	–	26
At the end of the year	**2,565**	**2,565**	**2,565**
Revaluation reserve			
At the beginning of the year	32	17	90
Change for the year	(10)	15	(73)
At the end of the year	**22**	**32**	**17**
Retained earnings			
At the beginning of the year	11,680	11,833	12,276
Net profit for the year	3,087	2,001	2,016
Dividends	(916)	(691)	(562)
Transfer (to)/from revaluation reserve	10	(15)	73
Purchase of own shares	(2,472)	(1,448)	(1,970)
Sale of own shares to Novozymes	189	–	–
Value adjustment of Novozymes shares (net)	773	–	–
At the end of the year	**12,351**	**11,680**	**11,833**
Other comprehensive income			
Exchange rate adjustment of participating interests in subsidiaries:			
At the beginning of the year	144	137	178
Change for the year	(108)	7	(41)
At the end of the year	36	144	137
Other adjustments:			
At the beginning of the year	10	(19)	2
Change for the year	–	29	(21)
At the end of the year	10	10	(19)
At the end of the year	**46**	**154**	**118**
Total shareholders' funds at the end of the year	**15,738**	**15,185**	**15,287**
Weighted average number of A and B shares outstanding (excluding holding of own B shares)	69,838,674	71,508,657	74,188,557

Own shares

All own shares in the former Novo Nordisk at the end of 1999 have been fully assigned to the new Novo Nordisk. In connection with the demerger, own shares were split into shares in Novo Nordisk and shares in Novozymes. The majority of the Novozymes shares issued have been disposed with a net gain of DKK 720 million. The Group continues to hold a limited number of Novozymes shares as security for share options. The total net value of DKK 773 million in respect of the Novozymes shares has been taken directly to shareholders' funds.

	No of shares	Share of share capital	Cost in DKK million	Market value in DKK million
Holding at the beginning of the year	4,514,059	5.98%	3,392	4,424
Purchase in the period 1 January to 13 November 2000	1,659,750	2.20%	1,938	1,938
Sale to Novozymes	(180,000)	(0.23%)	(142)	(189)
Holding before the demerger on 13 November 2000	5,993,809	7.95%	5,188	
Share of former Novo Nordisk shares split into Novozymes shares	–	–	(482)	(899)
Share bonus granted in connection with the demerger	(17,377)	(0.02%)	(14)	(27)
Purchase in the period 14 November to 31 December 2000	335,000	0.44%	534	534
Value adjustment	–	–	–	3,213
Holding at the end of the year	**6,311,432**	**8.37%**	**5,226**	**8,994**

Acquisition of own shares during the year are a part of the share buy-back programme announced in 1999 and has been made in order to create value for shareholders and to manage cash flow and capital structure. Of own shares, 491,666 shares are placed as security for the share options issued.

NOTE 15 (continued)

Shareholders' funds

Shareholders' funds including discontinued operations	2000 DKK million	1999 DKK million	1998 DKK million
Shareholders' funds of the new Novo Nordisk Group as a healthcare company	15,738	15,185	15,287
Shareholders' funds of discontinued operations, the Novozymes Group	–	3,350	2,685
Shareholders' funds of Novo Nordisk Group according to the annual report	**15,738**	**18,535**	**17,972**

NOTE 16

Provision for deferred tax (net)

	2000 DKK million	1999 DKK million
Tangible fixed assets	1,316	1,257
Unrealised profit on intercompany sale	(656)	(671)
Indirect production costs	483	478
Write-down for doubtful debtors	(139)	(137)
Other	(34)	(125)
	970	**802**

Calculation of deferred taxes in Denmark is based on a tax rate of 30% (32% in 1999), while deferred tax in other countries is based on current local tax rates.

NOTE 17

Banks and other credit institutions

	2000 DKK million	1999 DKK million
Mortgage debt and other secured loans with terms between 2006-2017 and interest rates at 4.2%-10.0%, excl amounts falling due within one year (DKK 1 million in 2000 and DKK 0 million in 1999)	161	157
Unsecured loans and other long-term loans with terms between 2002-2007 and interest rates at 0.5%-8.0%, excl amounts falling due within one year (DKK 48 million in 2000 and DKK 47 million in 1999)	789	850
At the end of the year	**950**	**1,007**
The debt is payable within the following periods as from the balance sheet date:		
Between one and two years	49	47
Between two and three years	46	47
Between three and four years	602	48
Between four and five years	46	613
After five years	207	252
	950	**1,007**
The debt is denominated in the following currencies:		
DKK	10	4
EUR	438	436
JPY	502	567
	950	**1,007**

Revaluation of the above loans to market value at year-end 2000 would mean a cost of DKK 2 million.

NOTE 18

Bank loans

	2000 DKK million	1999 DKK million
Bank loans and overdrafts	772	947
Long-term debt, amounts falling due within a year	49	47
	821	**994**
The debt is denominated in the following currencies:		
DKK	51	59
EUR	616	680
JPY	52	48
USD	6	128
Other currencies	96	79
	821	**994**

At year-end the Group had undrawn committed credit facilities amounting to DKK 4,812 million. All of these were in foreign currencies.

NOTE 19

Foreign currencies in the consolidated balance sheet

Hedging of assets and liabilities in foreign currency in the parent company and subsidiaries

	Assets in DKK million	Liabilities in DKK million	Assets less liabilities in DKK million	Hedging financial instruments in DKK million	Net assets with transaction risk in DKK million	Net assets with transaction risk in currency in million	Exchange rate at 31 Dec 2000 (for 100 units)
USD	1,467	120	1,347	(1,347)	–	–	802.05
JPY	367	296	71	(71)	–	–	6.98
EUR	1,407	718	689	–	689	92	746.31
GBP	111	11	100	(100)	–	–	1,195.82
CAD	54	–	54	(54)	–	–	534.41
Other	555	579	(24)	–	(24)	–	–
	3,961	**1,724**	**2,237**	**(1,572)**	**665**		

Transaction risk is the possibility/risk of gains/losses on transactions which are open at the balance sheet date, due to subsequent exchange rate changes. The gains/losses will be included in the profit and loss account.

Hedging of net investments in foreign subsidiaries

	Net investment in foreign subsidiaries in DKK million	Hedging currency swaps in DKK million	Net assets with translation risk in DKK million	Net assets with translation risk in currency in million	Exchange rate at 31 Dec 2000 (for 100 units)
USD	1,296	–	1,296	162	802.05
JPY	1,109	(698)	411	5,888	6.98
EUR	510	(302)	208	28	746.31
GBP	121	–	121	10	1,195.82
Other	849	–	849	–	–
	3,885	**(1,000)**	**2,885**		

Translation risk is the possibility/risk of gains/losses arising from translation of net assets in subsidiaries due to subsequent exchange rate changes. The gains/losses will be included directly in 'Other comprehensive income' under shareholders' funds.

NOTE 20

Financial instruments in the Group

DKK million	Contract amount based on agreed rates	Gain/(loss) in revaluation to market value at 31 Dec 2000	Gain/(loss) included in 2000 profit and loss account	Gain/(loss) taken directly to shareholders' funds at 31 Dec 2000	Deferred gain/ (loss)	Interest margin p a	Maturity periods
Forward exchange contracts, net sales							
USD	2,999	184	97	–	87		Jan-Aug 2001
JPY	1,748	186	9	–	177		Jan-Oct 2001
GBP	836	23	3	–	20		Jan-Aug 2001
CAD	186	10	3	–	7		Jan-Sep 2001
	5,769	403	112	–	291		
Options							
EUR/USD (purchased USD put)	616	8	(7)	–	15		Apr-Oct 2001
EUR/USD (sold USD call)	231	3	4	–	(1)		Oct 2001
EUR/JPY (purchased JPY put)	366	12	(10)	–	22		Dec 2001
	1,213	23	(13)	–	36		
Currency and interest rate swaps							
JPY/DKK	664	(47)	9	(34)	(22)	0.8%	May 2006
EUR/DKK	302	7	1	–	6	6.0%/4.8%/2.7%	Sep 2002/May 2006/Dec 2008
	966	(40)	10	(34)	(16)		
	7,948	**386**	**109**	**(34)**	**311**		

The Group's expected future net cash flow in major currencies is contracted as follows:

USD	10 months
JPY	9 months
GBP	8 months

As the financial instruments are primarily made 'Over-The-Counter' with major, creditworthy banks (minimum A1 rating), they are not considered to be subject to any significant credit risk.

NOTE 21

Contingent liabilities and pending litigation

Contingent liabilities

	2000 DKK million	1999 DKK million
Rental and lease commitments expiring within the following periods as from the balance sheet date:		
Within a year	188	157
Between one and two years	177	127
Between two and three years	90	106
Between three and four years	68	79
Between four and five years	61	73
After five years	207	274
	791	**816**

The above rental and lease commitments are related to non-cancellable operating lease contracts. Approximately 53% of the commitments are related to contracts outside Denmark. The rental/lease costs for 2000 and 1999 were DKK 404 million and DKK 282 million, respectively.

	2000 DKK million	1999 DKK million
Contractual obligations relating to investments in tangible fixed assets	742	217
Contractual obligations related to research and development projects	775	451
Other guarantees and commitments	1,071	986
Security for debt		
Land, buildings and equipment etc at net book value	824	645

Pending litigation

The Novo Nordisk Group is engaged in certain litigation proceedings. In the opinion of Management, settlement or continuation of these proceedings will not have a material negative effect on the financial position of the Group.

Liability for the debts and obligations of Novozymes following the demerger

At an extraordinary general meeting for Novo Nordisk on 13 November 2000 it was decided to split the former Novo Nordisk A/S into two companies, Novo Nordisk A/S and Novozymes A/S. According to the Danish Companies Act section 136 (3) each of Novo Nordisk A/S and Novozymes A/S is subject to joint and several liability for any obligation which existed at the time of the announcement of the demerger on 16 June 2000. However, each company is only subject to joint and several liability for an amount equal to the net value of the assets transferred or remaining at the time of the demerger.

As of 31 December 2000 the remaining debts and obligations of Novozymes A/S of 16 June 2000 amounted to DKK 2,002 million.

Debts and obligations pertaining to the period before 1 January 2000, which is recognised after 1 January 2000 and which cannot be clearly attributed to either Novo Nordisk A/S or Novozymes A/S will be distributed proportionally between the two.

NOTE 22

Related party transactions

Related parties are considered to be the Novo Nordisk Foundation, Novo A/S, the Novozymes Group due to joint ownership and associated companies and the directors and officers of these entities and the Management of Novo Nordisk. Following the demerger, Novo Nordisk has access to certain assets of and can purchase certain services from Novo A/S and the Novozymes Group and vice versa. All agreements relating to such assets and services have been negotiated at arm's length, and most of these agreements are for one year.

During 2000 the Novo Nordisk group incurred the following material transactions with related parties:

	DKK million Purchase/ (sale)
Novo A/S	
Facilitation and stakeholder relation services etc	99
Services provided by the Novo Nordisk Group	(23)
Sale of NN Invest 5 A/S	(28)
The Novozymes Group	
Sales of shares in the former Novo Nordisk A/S	(189)
Service provided by Novo Nordisk IT A/S	(77)
Services provided by Novo Nordisk Servicepartner A/S	(101)
Materials for production	(66)
Services provided by Novo Nordisk Engineering A/S	(40)
Other services	(81)
Services provided by the Novozymes Group	68

A long-term loan of DKK 51 million has been issued to Novozymes A/S.

Associated companies	
Sales to Aldaph SpA	(83)
Royalties to ZymoGenetics, Inc	7

There have not been any material transactions with the Novo Nordisk Foundation or with any director or officer of Novo Nordisk A/S, the Novozymes Group, Novo A/S, the Novo Nordisk Foundation or associated companies. For information on remuneration to the Management of Novo Nordisk A/S, please refer to Note 2.

As of 31 December 2000 there are no material unsettled transactions with related parties.

NOTE 23

United States Generally Accepted Accounting Principles (US GAAP)

A description of the Company's accounting policies is set out on pages 23-26. The accounting principles generally accepted in the United States (US GAAP) differ in a few areas from the Company's policies.The principal areas for which US GAAP differ can be summarised as follows:

a) Employee shares - according to Danish GAAP employee share issue at a favourable price is recorded under shareholders' funds irrespective of the favourable price. According to US GAAP the difference between market price and the favourable price should be recorded under employee costs and taken to the profit and loss account.

b) Financial instruments - according to Danish GAAP recognition of foreign exchange contracts and options hedging future income and expenses is deferred. Under US GAAP such contracts are valued at market value and value adjustment recorded in the profit and loss account.

c) Restructuring costs - under Danish GAAP costs in connection with the restructuring have been taken to the profit and loss account in 1999. Under US GAAP such costs can only be charged to the profit and loss account when the costs have been incurred.

d) Options and share-based awards - under Danish GAAP, no expense is recorded because these schemes are secured by own shares. Under US GAAP, for fixed plans the intrinsic value of the option is recorded as an expense at the date of grant. If the plan is variable, the intrinsic value of the option is adjusted in subsequent reporting periods until such time as the terms of the award become fixed (the vesting period).

e) Gain on private placement of new shares in ZymoGenetics, Inc - according to Danish GAAP the gain on the private placement has been recognised in the profit and loss accounts. Under US GAAP the gain is included in shareholders' funds as the issued securities are not considered common stock.

f) Discontinued operations (Novozymes) - under US GAAP the result of discontinued operations is included until the date of the demerger. Consequently the result of Novozymes has been included until 13 November 2000. The income recorded during 2000 becomes part of the net assets which are dividended to shareholders in connection with the demerger.

g) Dividends - according to Danish GAAP dividends are recorded in the accounting period they relate to. According to US GAAP dividends are recorded in the period in which they are declared.

h) In the statement of cash flow and financial resources on page 32 financial resources comprise current assets investments, cash and short-term bank loans. According to US GAAP cash and cash equivalents consist of cash and current asset investments only with a remaining term to maturity of less than three months. Current asset investments with remaining term to maturity exceeding three months are presented as investing activities and short-term bank loans are presented as financing activities.

	2000 DKK million	1999 DKK million	1998 DKK million
The application of the described US GAAP would have resulted in the following adjustments to net profit:			
Net profit in accordance with Danish GAAP	3,087	2,001	2,016
Employee shares	–	(90)	(323)
Financial instruments	327	73	(114)
Restructuring costs	(125)	125	–
Options and share-based awards	(93)	–	–
Gain on private placement of new shares in ZymoGenetics, Inc	(19)	–	–
Discontinued operations (Novozymes)	408	392	284
Tax on the above mentioned differences between Danish GAAP and US GAAP	(29)	(43)	38
Net profit in accordance with US GAAP	**3,556**	**2,458**	**1,901**
Net profit per share from continued operations in accordance with US GAAP in DKK	45.07	28.89	21.80
Net profit per share (diluted) from continued operations in accordance with US GAAP in DKK	44.88	28.45	21.68
Net profit per share from discontinued operations in accordance with US GAAP in DKK	5.85	5.48	3.82
Net profit per share (diluted) from discontinued operations in accordance with US GAAP in DKK	5.83	5.35	3.79
Net profit per share in accordance with US GAAP in DKK	50.92	34.37	25.62
Net profit per share (diluted) in accordance with US GAAP in DKK	50.71	33.80	25.47

	2000 DKK million	1999 DKK million	1998 DKK million
The application of the described US GAAP would have resulted in the following adjustment of shareholders' funds:			
Shareholders' funds in accordance with Danish GAAP:	15,738	15,185	15,287
Financial instruments	327	–	(73)
Restructuring costs	–	125	–
Net assets of discontinued operations according to US GAAP	3,758	3,350	2,678
Net assets of discontinued operations - dividend to shareholders	(3,758)	–	–
Dividends	916	691	562
Tax arising from the difference between Danish GAAP and US GAAP	(105)	(40)	24
Shareholders' funds in accordance with US GAAP	**16,876**	**19,311**	**18,478**
The application of the described US GAAP would have resulted in the following adjustment of balance sheet items:			
According to Danish GAAP:			
Debtors	4,711	5,481	4,895
Current liabilities	(6,412)	(5,632)	(4,753)
Deferred tax	(970)	(802)	(768)
Adjusted to US GAAP:			
Debtors	5,038	5,481	4,822
Current liabilities	(5,496)	(4,856)	(4,191)
Deferred tax	(1,075)	(802)	(744)
Net assets of discontinued operations	–	3,350	2,678

Profit and loss account

	NOTE	2000 DKK million	1999 DKK million	1998 DKK million
Net turnover	1	15,725	12,250	9,927
Production costs	2	5,429	4,177	3,735
Gross profit		**10,296**	**8,073**	**6,192**
Sales and distribution costs	2	3,137	2,556	2,123
Research and development costs	2	2,544	2,099	2,240
Administrative expenses	2, 3	1,096	840	742
Restructuring expenses		–	350	–
Licence fees and Other operating income (net)	4	880	972	1,505
Operating profit		**4,399**	**3,200**	**2,592**
Profit before tax in subsidiaries		441	287	325
Share of profit in associated companies		(2)	2	(26)
Financial income	5	322	189	342
Financial expenses	6	320	329	57
Profit before taxation		**4,840**	**3,349**	**3,176**
Corporation tax	7	1,753	1,348	1,160
Net profit		**3,087**	**2,001**	**2,016**
Proposed appropriation of net profit:				
Dividends		916	691	562
Transfer to shareholders' funds:				
Revaluation reserve		–	20	–
Retained earnings		2,171	1,290	1,454
		3,087	**2,001**	**2,016**

Balance sheet

	NOTE	31 Dec 2000 DKK million	31 Dec 1999 DKK million
ASSETS			
Goodwill		15	21
Intangible fixed assets	8	**15**	**21**
Land and buildings		4,431	4,088
Plant and machinery		2,187	1,671
Other equipment		568	530
Payments on account and assets in course of construction		1,812	1,620
Tangible fixed assets	9	**8,998**	**7,909**
Participating interests in subsidiaries		1,848	1,533
Amounts owed by related parties		27	5
Participating interests in associated companies		136	127
Other securities and participating interests		90	85
Fixed asset investments	10	**2,101**	**1,750**
Total fixed assets		**11,114**	**9,680**
Raw materials and consumables		561	406
Work in progress		1,919	1,912
Finished goods		706	520
Stocks		**3,186**	**2,838**
Trade debtors		947	802
Amounts owed by related parties		3,256	3,129
Tax receivable		–	42
Other debtors	11	478	1,782
Debtors		**4,681**	**5,755**
Current asset investments	12	**2,505**	**2,130**
Cash at bank and in hand		**994**	**919**
Total current assets		**11,366**	**11,642**
Total assets		**22,480**	**21,322**

	NOTE	31 Dec 2000 DKK million	31 Dec 1999 DKK million
LIABILITIES AND SHAREHOLDERS' FUNDS			
Share capital		754	754
Share premium account		2,565	2,565
Revaluation reserve		22	32
Net revaluation reserve according to the equity method		154	373
Retained earnings		12,243	11,461
Total shareholders' funds	13	**15,738**	**15,185**
Provision for returned products		247	206
Provision for deferred tax (net)		945	1,019
Other provisions		95	51
Total provisions		**1,287**	**1,276**
Banks and other credit institutions	14	161	157
Amounts owed to related parties		556	565
Total long-term debt		**717**	**722**
Bank loans		47	13
Trade creditors		588	463
Amounts owed to related parties		1,398	1,392
Tax payable		48	–
Employee costs payable		444	375
Other taxes and duties payable		210	393
Other creditors		1,087	812
Proposed dividends		916	691
Total current liabilities		**4,738**	**4,139**
Total long-term debt and current liabilities		**5,455**	**4,861**
Total liabilities and shareholders' funds		**22,480**	**21,322**

	NOTE
Notes regarding:	
Contingent liabilities and pending litigation	15
Related party transactions	16

NOTE 1

Net turnover

	2000 DKK million	1999 DKK million	1998 DKK million
Diabetes care	10,822	8,778	7,105
Coagulation disorders (NovoSeven®)	2,010	1,179	493
Human growth hormone	1,519	1,085	1,106
Hormone replacement therapy	978	867	862
Other	396	341	361
	15,725	**12,250**	**9,927**
By geographical area:			
Europe	8,493	6,829	6,582
US	2,693	1,401	257
Japan	2,584	2,183	1,625
Rest of the world	1,955	1,837	1,463
	15,725	**12,250**	**9,927**

NOTE 2

Employee costs

	2000 DKK million	1999 DKK million	1998 DKK million
Wages and salaries	2,599	2,240	2,484
Pensions	119	105	113
Other contributions to social security	55	54	56
Other employee costs	141	100	99
	2,914	**2,499**	**2,752**
Included in the balance sheet as:			
Capitalised employee costs related to assets in course of construction	–	–	1
Change in employee costs included in stocks	60	50	27

For information regarding remuneration to the Management and the Board of Directors and share options please refer to Note 2 in the consolidated accounts.

	2000	1999	1998
Average number of employees in Novo Nordisk A/S	6,025	6,181	6,680

NOTE 3

Fees to statutory auditors

	2000 DKK million	1999 DKK million	1998 DKK million
Fees from Novo Nordisk A/S to Danish auditing firms:			
Total fee to PricewaterhouseCoopers, Hellerup	33	20	8
Total fee to Ernst & Young, Copenhagen	3	1	1
of which statutory audit fee to PricewaterhouseCoopers, Hellerup	3	2	2
of which statutory audit fee to Ernst & Young, Copenhagen	1	1	1

NOTE 4

Licence fees and Other operating income (net)

Licence fees and Other operating income (net) include licence fees relating to Seroxat®, Other licence fees, Other operating income and One-off income (net). In 2000 this item primarily includes settlement of patent disputes and sale of product rights in the US of Hormone replacement therapy products as well as sale of other product rights.

NOTE 5

Financial income

	2000 DKK million	1999 DKK million	1998 DKK million
Interest receivable	298	104	147
Calculated interest receivable from Novozymes	–	65	100
Exchange gain on investments etc (net)	24	20	–
Foreign exchange gain (net)	–	–	95
	322	**189**	**342**
of this interest relating to subsidiaries	23	–	5

For information regarding calculated interest receivable from Novozymes please refer to Note 5 of the consolidated accounts.

NOTE 6

Financial expenses

	2000 DKK million	1999 DKK million	1998 DKK million
Interest payable	103	47	51
Foreign exchange loss (net)	209	274	–
Other financial expenses	8	8	6
	320	**329**	**57**
of these interest relating to subsidiaries	76	45	47

Interest payable was DKK 121 million in 2000. Of this DKK 18 million has been capitalised as financing interest under tangible fixed assets. For 1999 interest payable was DKK 95 million and capitalised interest DKK 48 million, and for 1998 interest payable was DKK 102 million and capitalised interest DKK 51 million.

NOTE 7

Tax

	2000 DKK million	1999 DKK million	1998 DKK million
Taxes paid during the year	1,408	875	1,104

For specification of tax please refer to Note 7 of the consolidated accounts.

NOTE 8

Intangible fixed assets

	DKK million Goodwill
Cost at the beginning of the year	51
Cost at the end of the year	51
Amortisation at the beginning of the year	30
Amortisation during the year	6
Amortisation at the end of the year	36
Book value at the end of the year	**15**

NOTE 9

Tangible fixed assets

	DKK million Land and buildings	DKK million Plant and machinery	DKK million Other equipment	DKK million Payments on account and assets in course of construction	DKK million Total
Cost at the beginning of the year	5,303	3,732	1,455	1,620	12,110
Additions during the year	134	501	108	1,140	1,883
Disposals during the year	(70)	(134)	(101)	–	(305)
Transfer from/(to) other items	418	432	98	(948)	–
Cost at the end of the year	5,785	4,531	1,560	1,812	13,688
Depreciation at the beginning of the year	1,215	2,061	925	–	4,201
Depreciation for the year	177	380	125	–	682
Depreciation eliminated on disposals during the year	(38)	(97)	(58)	–	(193)
Depreciation at the end of the year	1,354	2,344	992	–	4,690
Book value at the end of the year	**4,431**	**2,187**	**568**	**1,812**	**8,998**

The latest official valuation of properties of the Company for property tax purposes amounts to a total of DKK 2,510 million.
Cost of property not officially valued amounts to DKK 553 million.

NOTE 10

Fixed asset investments

	DKK million Participating interests in subsidiaries	DKK million Amounts owed by related parties	DKK million Participating interests in associated companies	DKK million Other securities and participating interests	DKK million Total
Cost at the beginning of the year	2,602	6	99	219	2,926
Additions during the year	779	25	12	47	863
Disposals during the year	(27)	(3)	–	(12)	(42)
Transfer to other items	–	–	–	(71)	(71)
Cost at the end of the year	3,354	28	111	183	3,676
Revaluation reserve at the beginning of the year	974	(1)	28	(134)	867
Profit/(loss) before tax (net)	531	–	(2)	–	529
Corporation tax on profit for the year	(512)	–	–	–	(512)
Dividends received	(238)	–	(1)	–	(239)
Exchange rate adjustments	30	–	–	–	30
Other adjustments	(142)	–	–	(2)	(144)
Transfer to other items	–	–	–	43	43
Revaluation at the end of the year	643	(1)	25	(93)	574
Offset against amounts owed by subsidiaries at the beginning of the year	1	–	–	–	1
At the end of the year	1	–	–	–	1
Unrealised profit at the beginning of the year	(2,044)	–	–	–	(2,044)
Exchange rate adjustments	(16)	–	–	–	(16)
Change for the year	(90)	–	–	–	(90)
At the end of the year	(2,150)	–	–	–	(2,150)
Book value at the end of the year	**1,848**	**27**	**136**	**90**	**2,101**

Book value of participating interests in subsidiaries includes net capitalised goodwill, DKK 13 million at 31 December 2000.
Disposals during the year amounts to DKK 34 million and amortisation of the year was DKK 22 million. There has been no additions during the year.
At 31 December 1999 the amount was DKK 69 million (net).

Book value of participating interests in associated companies includes net capitalised goodwill, DKK 26 million at 31 December 2000.
Amortisation of goodwill for the year was DKK 4 million. There were no additions to goodwill during 2000.
At 31 December 1999 the amount was DKK 30 million (net).

Participating interests in subsidiaries and associated companies are detailed on pages 50-51.

NOTE 11

Other debtors

	2000 DKK million	1999 DKK million
Prepayments to authorities	–	750
Accrued licence fee income	62	380
Prepayments and accrued income	140	96
Interest receivable	76	45
Other debtors	200	511
	478	**1,782**

NOTE 12

Current asset investments

	2000 DKK million	1999 DKK million
Original acquisition cost	2,483	2,098
Market value at the end of the year	2,505	2,130

NOTE 13

Shareholders' funds

	2000 DKK million	1999 DKK million	1998 DKK million
Share capital			
A share capital DKK 107,487,200 (equal to 10,748,720 shares of DKK 10 each)	107	107	107
B share capital at the beginning of the year	647	647	643
Additions to B share capital for the year	–	–	4
At the end of the year	**754**	**754**	**754**

The total number of B shares at the end of 2000 is 64,690,112 shares of DKK 10 each.

The total share capital at the end of 2000 is 75,438,832 shares of DKK 10 each.

	2000 DKK million	1999 DKK million	1998 DKK million
Share premium account			
At the beginning of the year	2,565	2,565	2,539
Additions during the year	–	–	26
At the end of the year	**2,565**	**2,565**	**2,565**
Revaluation reserve			
At the beginning of the year	32	12	31
Change for the year	(10)	20	(19)
At the end of the year	**22**	**32**	**12**
Net revaluation reserve according to the equity method			
At the beginning of the year	373	633	662
Transfer to retained earnings	(219)	(260)	(29)
At the end of the year	**154**	**373**	**633**
Retained earnings			
At the beginning of the year	11,461	11,323	11,853
Appropriated from net profit	2,171	1,290	1,454
Transfer from revaluation reserve	10	–	19
Transfer from net revaluation reserve according to the equity method	219	260	29
Exchange rate adjustment of investments in subsidiaries	(108)	7	(41)
Purchase of own shares	(2,472)	(1,448)	(1,970)
Sale of own shares to Novozymes	189	–	–
Value adjustment of Novozymes shares (net)	773	–	–
Other adjustments	–	29	(21)
At the end of the year	**12,243**	**11,461**	**11,323**
Total shareholders' funds at the end of the year	**15,738**	**15,185**	**15,287**

Regarding own shares and average number of shares please refer to Note 15 in the consolidated accounts.

NOTE 14

Banks and other credit institutions

	2000 DKK million	1999 DKK million
Mortgage debt	162	157
Less mortgage debt falling due within a year	1	–
	161	**157**
Long-term debt falling due after more than five years from the balance sheet date amounts to	157	154

NOTE 15

Contingent liabilities and pending litigation

	2000 DKK million	1999 DKK million
Contingent liabilities		
Rental and lease commitments	134	312
Contractual obligations relating to investments in tangible fixed assets	742	217
Guarantees given for subsidiaries	3,391	3,719
Other guarantees and commitments	1,023	836
Contractual obligations related to research and development projects	775	451
Security for debt		
Land, buildings and equipment etc at net book value	731	645

Pending litigation and liability for debts and obligations of Novozymes following the demerger

For information on pending litigation and liability for debts and obligations of Novozymes following the demerger please refer to Note 21 in the consolidated accounts.

NOTE 16

Related party transactions

For information on transactions with related parties please refer to Note 22 in the consolidated accounts.

Subsidiaries of Novo Nordisk A/S

	Country	Year of incorporation/ acquisition		Issued share capital/ paid in capital	Percentage of shares owned
Subsidiaries					
Novo Nordisk Pharma Argentina S.A.	Argentina	1998	ARS	7,465,150	100
Novo Nordisk Pharmaceuticals Pty. Ltd.	Australia	1985	AUD	500,001	100
Novo Nordisk Pharma GmbH	Austria	1974	ATS	500,000	100
Novo Nordisk Europe N.V.	Belgium	1998	BEF	20,000,000	100
S.A. Novo Nordisk Pharma N.V.	Belgium	1974	BEF	103,250,000	100
Novo Nordisk Farmacêutica do Brasil Ltda.	Brazil	1990	BRL	30,093,779	100
Novo Nordisk Canada Inc.	Canada	1983	CAD	200	100
Novo Nordisk Engineering Tianjin Co.	China	1996	CNY	1,662,940	100
Novo Nordisk Tianjin Biotechnology Co. Ltd.	China	1994	CNY	165,781,758	100
Novo Nordisk s.r.o.	Czech Republic	1997	CZK	14,500,000	100
FeF Chemicals A/S	Denmark	1990	DKK	10,000,000	100
Novo Nordisk Engineering A/S	Denmark	1989	DKK	500,000	100
Novo Nordisk Farmaka A/S	Denmark	1985	DKK	500,000	100
Novo Nordisk Invest 1 A/S	Denmark	1984	DKK	36,000,000	100
Novo Nordisk IT A/S	Denmark	1998	DKK	1,000,000	100
Novo Nordisk Pharmaceuticals A/S	Denmark	1974	DKK	1,000,000	100
Novo Nordisk Servicepartner A/S	Denmark	1998	DKK	1,000,000	100
Novo Nordisk Servicepartner Sikring A/S	Denmark	1998	DKK	1,000,000	100
Novo Nordisk Farma OY	Finland	1972	FIM	2,500,000	100
Novo Nordisk Pharmaceutique SA	France	1959	FRF	200,000,000	100
Hermedico GmbH	Germany	1995	DEM	50,000	100
Novo Nordisk Pharma GmbH	Germany	1973	DEM	1,200,000	100
Novo Nordisk Hellas Ltd.	Greece	1979	GRD	350,000,000	100
Novo Nordisk Hungária kft.	Hungary	1997	HUF	371,000,000	100
Novo Nordisk Pharma India Ltd.	India	1994	INR	130,000,000	100
Novo Nordisk Pharmaceuticals Ltd.	Ireland	1978	IEP	500	100
Novo Nordisk Ltd.	Israel	1997	ILS	100	100
Home Care Srl.	Italy	1995	ITL	20,000,000	100
Novo Nordisk Farmaceutici SpA	Italy	1980	ITL	1,000,000,000	100
Nippon Novo Ltd.	Japan	1979	JPY	10,000,000	100
Novo Nordisk Pharma Ltd.	Japan	1980	JPY	5,480,000,000	100
Novo Nordisk Pharma (Malaysia) Sdn. Bhd.	Malaysia	1992	MYR	200,000	100

	Country	Year of incorporation/ acquisition		Issued share capital/ paid in capital	Percentage of shares owned
Subsidiaries					
○ Hermedico B.V.	Netherlands	1986	NLG	40,000	100
○ Novo Nordisk Farma B.V.	Netherlands	1983	NLG	135,000	100
○ Novo Nordisk Pharmaceuticals Ltd.	New Zealand	1990	NZD	1,000,000	100
○ Novo Nordisk Pharma AS	Norway	1965	NOK	250,000	100
○ Novo Nordisk Pharmaceuticals (Philippines) Inc.	Philippines	1999	PHP	8,000,000	100
○ Novo Nordisk Pharma Sp.Zoo.	Poland	1996	PLN	27,364,000	100
○ Novo Nordisk Comércio Produtos Farmacêuticos, Lda.	Portugal	1984	PTE	4,000,000	100
○ Novo Investment Pte. Ltd.	Singapore	1994	SGD	7,000,000	100
○ Novo Nordisk Asia Pacific Pte. Ltd.	Singapore	1997	SGD	2,000,000	100
○ Novo Nordisk Pharma (Singapore) Pte. Ltd.	Singapore	1997	SGD	200,000	100
○ Novo Nordisk (Pty) Ltd.	South Africa	1959	ZAR	8,000	100
○ Novo Nordisk Pharma Korea Ltd.	South Korea	1994	KRW	6,108,400,000	100
○ Novo Nordisk Pharma SA	Spain	1978	ESP	250,000,000	100
○ Novo Nordisk Scandinavia AB	Sweden	1971	SEK	100,000	100
○ Novo Nordisk Pharma AG	Switzerland	1968	CHF	50,000	100
○ Novo Nordisk Health Care AG	Switzerland	2000	CHF	155,325,000	100
○ Novo Nordisk Pharma (Taiwan) Ltd.	Taiwan	1990	TWD	9,000,000	100
○ Novo Nordisk Pharma (Thailand) Ltd.	Thailand	1983	THB	15,500,000	49
○ Novo Nordisk Saglik Ürünleri Ticaret Ltd. Sti.	Turkey	1993	TRL	T1,275,300,000	100
○ Novo Nordisk Holding Ltd.	United Kingdom	1977	GBP	2,802,132	100
○ Novo Nordisk Pharmaceuticals Ltd.	United Kingdom	1978	GBP	2,350,000	100
○ Novo Nordisk of North America, Inc.	United States	1988	USD	283,835,600	100
○ Novo Nordisk Pharmaceutical Industries, Inc.	United States	1991	USD	55,000,000	100
○ Novo Nordisk Pharmaceuticals, Inc.	United States	1982	USD	2,000	100
Associated companies					
○ Aldaph SpA	Algeria	1994	DZD	42,900,000	45
○ DAKO A/S	Denmark	1992	DKK	48,135,000	29
○ S.A.V.P.O.	France	1976	FRF	275,400	50
○ ZymoGenetics, Inc. *	United States	1988	USD	5,803,700	51

* The Novo Nordisk Group holds less than 50% percentage of the entitled voting rights in ZymoGenetics, Inc.

Summary of the Group 1997 - 2000

DKK million	1997	1998	1999	2000
Profit and loss account				
Net turnover	12,585	13,647	16,423	20,811
Diabetes care	8,889	9,818	11,777	14,578
Coagulation disorders (NovoSeven®)	369	576	1,313	2,270
Human growth hormone	1,569	1,498	1,721	2,107
Hormone replacement therapy	1,012	1,094	1,130	1,306
Other	746	661	482	550
Operating profit	2,440	2,933	3,527	4,816
Financial income/expenses (net)	385	243	(178)	24
Profit before taxation	2,825	3,176	3,349	4,840
Corporation tax	1,053	1,160	1,348	1,753
Net profit	1,772	2,016	2,001	3,087
Turnover in per cent:				
Diabetes care	70.6%	71.9%	71.7%	70.0%
Coagulation disorders (NovoSeven®)	2.9%	4.2%	8.0%	10.9%
Human growth hormone	12.5%	11.0%	10.5%	10.1%
Hormone replacement therapy	8.0%	8.0%	6.9%	6.3%
Other	6.0%	4.9%	2.9%	2.7%
Sales outside Denmark in per cent of net turnover	97.9%	98.5%	98.8%	98.8%
Sales and distribution costs in per cent of net turnover	27.9%	30.9%	29.3%	30.1%
Research and development costs in per cent of net turnover	17.4%	20.5%	16.7%	16.3%
Administration costs in per cent of net turnover	12.1%	10.2%	10.5%	9.0%
Gross profit in per cent of net turnover	71.1%	72.5%	74.3%	75.8%
Operating profit margin *	19.4%	21.5%	21.5%	23.1%
Pre-tax ordinary profit margin *	22.4%	23.3%	20.4%	23.3%
Net profit margin *	14.1%	14.8%	12.2%	14.8%
Effective tax rate *	37.3%	36.5%	40.3%	36.2%
Balance sheet				
Cash and current asset investments	2,928	1,476	3,442	3,845
Total assets	22,474	22,158	23,082	24,593
Current liabilities	4,741	4,753	5,632	6,412
Long-term debt	900	997	1,007	950
Shareholders' funds	15,835	15,287	15,185	15,738
Equity ratio *	70.5%	69.0%	65.8%	64.0%
Payout ratio *	20.4%	23.3%	28.7%	29.7%
Return on shareholders' funds *	11.7%	13.0%	13.1%	20.0%
Annual shareholder return *	80.6%	(15.8%)	14.7%	57.3%
RONFA *	16.8%	18.8%	21.6%	27.5%
ROIC *	12.6%	14.4%	15.2%	22.3%
Investments and cash flow				
Investments in tangible fixed assets (net)	1,825	1,648	1,265	2,141
Investments in intangible assets and fixed asset investments (net)	(5)	91	29	(22)
Free cash flow	596	706	1,533	2,712
Net cash flow	760	(1,021)	1,777	560
Cash/earnings *	33.6%	35.0%	76.6%	87.9%
US GAAP				
Net profit	1,909	1,901	2,458	3,556
Shareholders' funds	18,696	18,478	19,311	16,876

(Payout ratios for 1997, 1998 and 1999 are based on the former Novo Nordisk Group.)

	1997	1998	1999	2000
Share data				
Earnings (net profit) per share in DKK *	23.81	27.17	27.98	44.20
Cash flow per share in DKK *	32.46	32.96	39.53	75.29
Shareholders' funds per share in DKK *	212.73	206.06	212.35	225.35
Dividend per share in DKK	5.75	7.75	9.75	13.25
Share capital (nominal) at year-end in DKK million	750	754	754	754
Number of shares at year-end (million)	75.0	75.4	75.4	75.4
Number of shares outstanding at year-end (million)	74.4	72.5	70.9	69.1
Weighted average number of shares outstanding (million) *	74.4	74.2	71.5	69.8
Quoted price at year-end for B shares in DKK *	892	765	889	1,425
Quoted price (high) for B shares during the year in DKK	907	1,088	912	1,839
Quoted price (low) for B shares during the year in DKK	474	608	599	841
Quoted price at year-end for ADSs in USD *	65.42	60.32	58.62	88.50
Quoted price (high) for ADSs during the year in USD	66.21	76.99	63.38	113.63
Quoted price (low) for ADSs during the year in USD	39.57	48.87	43.82	61.88
Market capitalisation in DKK million *	66,398	55,452	63,052	98,507
Price/earnings *	37.46	28.16	31.77	32.24
Price/cash flow *	27.48	23.21	22.49	18.93
Price/shareholders' funds *	4.19	3.71	4.19	6.32
Earnings (net profit) per share adjusted to US GAAP in DKK *	25.65	25.62	34.37	50.92
Earnings (net profit) per share (diluted) adjusted to US GAAP in DKK *	25.57	25.47	33.80	50.71
Employees (number at year-end)				
Denmark	7,005	7,338	7,409	8,766
Rest of Europe	1,673	1,753	1,999	2,122
US	899	927	988	895
Japan	775	787	740	676
Rest of the world	697	844	858	1,293
Total	11,049	11,649	11,994	13,752
Employees outside Denmark in per cent of total number of employees	37%	37%	38%	36%

** For definitions, please refer to the inside of the back cover.*

(Quoted prices for 1997, 1998 and 1999 are calculated as 90.7% of the historical quoted prices of the former Novo Nordisk.)

As mentioned in the section 'Consolidated accounts and annual accounts for 2000' on page 22 the comparative figures are derived from the consolidated accounts of the former Novo Nordisk Group. As explained in the demerger document for Novo Nordisk of 16 October 2000 adjusted accounts for the new Novo Nordisk Group have only been prepared for 1997 and the following years. Consequently the above summary only includes comparative figures for 1997 to 1999.

Shareholder information

Novo Nordisk's share in 2000

On 17 November 2000 the old Novo Nordisk share was split and Novo Nordisk and Novozymes began trading as two different entities. The Novozymes share was priced at DKK 150 per share in the initial public offering immediately prior to the launch of Novozymes as an independently listed company.

The turnover of Novo Nordisk's B shares on the Copenhagen Stock Exchange amounted to DKK 98.3 billion in 2000. The share price ended the year at DKK 1425 compared with a price at year-end 1999 of DKK 980; this value includes the value of the enzymes business. Excluding the value of the enzymes business, the new Novo Nordisk share price has increased 60% in 2000. The adjusted market value of Novo Nordisk's outstanding share capital increased by DKK 35.4 billion to DKK 98.5 billion.

Questions from investors

Shareholders, analysts, representatives from the financial community, brokers and other stakeholders are asked to communicate via Novo Nordisk's Investor Relations service regarding questions concerning Novo Nordisk and the company's business areas:

QUESTIONS FROM INVESTORS

Outside North America

Peter Haahr
Novo Nordisk A/S
Novo Allé, 2880 Bagsværd, Denmark
Phone: +45 4442 1207
Fax: +45 4444 2314
E-mail: pehr@novonordisk.com

Palle Holm Olesen
Novo Nordisk A/S
Novo Allé, 2880 Bagsværd, Denmark
Phone: +45 4442 6175
Fax +45 4444 2314
E-mail: phoo@novonordisk.com

In North America

Rasmus Holm-Jørgensen
Novo Nordisk of North America, Inc
405 Lexington Avenue, Suite 6400, New York
NY 10017, USA
Phone: +1 212 867 0123
Fax: +1 212 867 0298
E-mail: rrhj@novonordisk.com

Payment of dividends

Shareholders living in the US or Canada will receive their dividend in USD with the statutory deduction of 28% Danish tax. Shareholders in other countries will receive their dividend in DKK, also with a deduction of 28% Danish tax. Due to the double taxation convention between the UK and Denmark, UK resident shareholders may apply to the Danish tax authorities for a refund of dividend tax in excess of 15%. Shareholders resident in other countries are eligible for a refund of dividend tax deducted in Denmark subject to the double taxation conventions in force between Denmark and the countries concerned.

Shareholders' enquiries concerning dividend payments, transfer of share certificates, consolidation of shareholder accounts and tracing of lost shares should be addressed to Novo Nordisk's transfer agents:

PAYMENT OF DIVIDENDS

Outside North America

Den Danske Bank A/S
Holmens Kanal 2-12, 1092 Copenhagen K, Denmark
Phone: +45 3344 0000
Fax: +45 3929 0146

In North America

Morgan Guaranty Trust Company of New York
JP Morgan Service Center
PO Box 84 2006, Boston, MA 02284-2006, USA
Phone: +1 781 575 4328
Fax: +1 781 575 4082

Dividend reinvestment

The Automatic Dividend Reinvestment Plan for holders of American Depositary Shares (ADSs) in Novo Nordisk A/S provides shareholders with a simple and convenient way to reinvest dividends. Enquiries concerning the plan should be addressed to:

DIVIDEND REINVESTMENT

Morgan Guaranty Trust Company of New York
Global Invest Direct (re Novo Nordisk A/S)
PO Box 84 2006, Boston, MA 02284-2006, USA
Phone: +1 781 575 4328
Phone: +1 800 428 4237
Fax: +1 781 575 4082

ANNUAL RETURN ON NOVO NORDISK B SHARES RELATIVE TO THE COPENHAGEN STOCK EXCHANGE TOTAL INDEX

Novo Nordisk A/S* as of end-December 2000		
10 years	5 years	1 year
25%	34%	62%
Copenhagen Stock Exchange total index as of end-December 2000		
10 years	5 years	1 year
11%	20%	20%

* Before tax, but inclusive of dividend and value of subscription rights (1991) and before the value of the Novozymes shares sold.

FINANCIAL CALENDAR, YEAR 2001

Annual General Meeting			
Radisson SAS, Falconer Center, Falkoner Allé 9, 2000 Frederiksberg, Denmark		20	March
Dividend			
Ex-dividend	B shares	21	March
	ADSs	21	March
Record date	B shares	23	March
	ADSs	23	March
Payment	B shares	26	March
	ADSs	2	April
Announcement of financial results			
	First three months	8	May
	Half year	7	August
	Nine months	6	November
	Full year	7	February 2002
Shareholder magazine available			
	First three months	Mid-May	
	Half year	Mid-August	
	Nine months	Mid-November	

Share information

Novo Nordisk's B shares are quoted on the stock exchanges in Copenhagen and London and on the New York Stock Exchange in the form of American Depositary Shares (ADSs) with the ticker code 'NVO'. The B shares are traded in units of DKK 10. The ratio of Novo Nordisk B shares to ADSs is 1:2 (one B share to two ADSs). The B shares are issued to the bearer but may upon request be registered in the holder's name in Novo Nordisk's register of shareholders. Each holding of DKK 10 of the A share capital carries 100 votes. Each holding of DKK 10 of the B share capital carries ten votes.

The Board of Directors has decided to revise the trading units of Novo Nordisk B shares listed on the Copenhagen Stock Exchange from DKK 10 to DKK 2. Also, the ratio of B shares to ADSs listed on the New York Stock Exchange will be changed from 1:2 to 1:1, ie in the future one ADS represents one B share. The changes in trading units are expected to take effect as of 4 April 2001.

Share ownership

Novo Nordisk's A shares – a total of 10,748,720 – are held by Novo A/S (based in Gladsaxe, Denmark), a private limited Danish company which is 100% owned by the Novo Nordisk Foundation (based in Gentofte, Denmark). In addition, Novo A/S holds 8,194,780 B shares. Holding 25% of the total share capital, Novo A/S controls 69.7% of the total number of votes. The accounts for Novo Nordisk are included in the accounts for the Novo Nordisk Foundation. As Novo Nordisk B shares are in bearer form, no official record of shareholders exists. Based on the available sources of information on the company's shareholders, it is estimated that Novo Nordisk's shares at the end of 2000 were distributed as shown in the table opposite. At that point in time 78.5% of the total share capital was included in Novo Nordisk's register of shareholders.

Today, Novo Nordisk A/S' A share capital, held by Novo A/S, carries the right to cast 1,074,872,000 votes on all matters brought before shareholders. Each Novo Nordisk B share of DKK 10 carries the right to cast ten votes on all matters brought before shareholders.

BREAKDOWN OF SHAREHOLDERS

2000	%
Novo A/S	25
Novo Nordisk A/S	8
Danish ATP	6
Other	61
Total	**100**

GEOGRAPHICAL DISTRIBUTION OF SHAREHOLDERS

2000	%
Denmark	62
North America	20
UK	11
Other	6
Total	**100**

Form 20-F

Copies of the Form 20-F Report filed in May 2000 with the US Securities and Exchange Commission can be obtained upon request from Novo Nordisk of North America, Inc (see page 54).

Internet

Novo Nordisk's homepage for investors can be found at www.novonordisk.com which includes historic and updated information about Novo Nordisk's activities including press releases from 1995 and onwards, financial results, investor presentations, background information about the company's activities and the recent annual reports and accounts, as well as the environmental and social reports.

PRICE DEVELOPMENT AND MONTHLY TURNOVER OF NOVO NORDISK'S B SHARES ON THE COPENHAGEN STOCK EXCHANGE, 2000



Price DKK
Number of shares ('000)
2,100
1,800
1,500
1,200
900
600
300
14,000
12,000
10,000
8,000
6,000
4,000
2,000
Months 1 2 3 4 5 6 7 8 9 10 11 12
Novo Nordisk's B shares (price development in DKK) adjusted for the value of the enzymes business
Copenhagen Stock Exchange total index (index in January 2000 = DKK 833, corresponding to the price of Novo Nordisk's B shares end of 1999)
Monthly turnover of Novo Nordisk's B shares (number of shares in '000)

PRICE DEVELOPMENT OF NOVO NORDISK'S B SHARES ON THE COPENHAGEN STOCK EXCHANGE RELATIVE TO THE TOTAL INDEX, 1997-2000



Index in January 1997 = 100
97
98
99
00
400
300
200
100
Quarter 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4
Novo Nordisk's B shares (price development in DKK)
Copenhagen Stock Exchange total index

PRICE DEVELOPMENT OF NOVO NORDISK'S ADSs ON THE NEW YORK STOCK EXCHANGE RELATIVE TO STANDARD & POOR'S 400 MIDCAP INDEX, 1997-2000



Index in January 1997 = 100
97
98
99
00
300
200
100
Quarter 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4
Novo Nordisk's ADSs (price development in USD)
Standard & Poor's 400 MidCap index

SELECTED STOCK EXCHANGE ANNOUNCEMENTS IN 2000

Date	Headline
14 November	Novo Nordisk and Pharmacia Corporation reach out-of-court settlement in human growth hormone
13 November	Demerger of Novo Nordisk approved at extraordinary general meeting
13 November	Novo Nordisk concludes private placement into ZymoGenetics
2 November	Financial statement for the first nine months of 2000
23 October	Novo Nordisk completes private placement of shares in ZymoGenetics
14 August	Financial statement for the first half of 2000
21 June	US Food and Drug Administration approves liquid Norditropin®
16 June	Novo Nordisk and American Home Products settle patent dispute
8 June	FDA approves NovoLog®, new rapid-acting insulin analogue from Novo Nordisk
3 May	Financial statement for the first quarter of 2000
27 April	Novo Nordisk files lawsuit against Aventis for patent infringement
23 March	Annual general meeting at Novo Nordisk A/S
20 March	Novo Nordisk gets approval of Norditropin® SimpleXx™ in Japan
14 March	The Ministry of Health and Welfare in Japan approves NovoSeven® for treatment of haemophilia patients with inhibitors
3 March	Novo Nordisk and Schering-Plough condude US co-promotion agreement for Prandin® and other diabetes care products
17 February	Financial Results 1999
1 February	Novo Nordisk and Eli Lilly settle long term patent disputes
12 January	Novo Nordisk out-licenses US hormone replacement therapy (HRT) portfolio to Pharmacia & Upjohn

Board of Directors



MADS ØVLISEN
Chairman
Chairman of the Boards of LEGO A/S and The Royal Theatre.



ANNE MARIE KVERNELAND
Laboratory technician, shop steward, Novo Nordisk A/S



KURT BRINER
Director
Member of the Boards of CBax, Equity4Life, OM Pharma, Progenics and the Supervisory Board of Byk Gulden.



MORTEN MUNK
Chemical engineer, principal scientist, Novo Nordisk A/S



TOVE FUNDER-NIELSEN
Specialist laboratory technician, Novo Nordisk A/S



KURT ANKER NIELSEN
Vice chairman
Co-president, Novo A/S
Chairman of the Board of Incentive A/S; vice chairman of the Board of Novozymes A/S; member of the Boards of Coloplast A/S; DAKO A/S and Medicon Valley Capital.



NIELS JACOBSEN
President, Oticon A/S and William Demant Holding A/S
Chairman of the Boards of DanaCom A/S, Hearing Instrument Manufacturers Patent Partnership A/S; member of the Boards of Micro Matic Holding A/S, Hearing Instrument Manufacturers Software Association A/S and the Confederation of Danish Industries.



STIG STRØBÆK
Electrician, shop steward, Novo Nordisk A/S



ULF J JOHANSSON
Dr Tech
Chairman of the Boards of Europolitan Holdings AB, Kungliga Tekniske Högskolan, Stockholm, Frontec AB and Zodiak Venture Capital AB; member of the Boards of Novo A/S, Trio AB and Trimble Navigation Ltd.



JØRGEN WEDEL
Executive vice president, the Gillette Company

Executive Committee



LARS REBIEN SØRENSEN
President & chief executive officer



JESPER BRANDGAARD
Chief financial officer



LARS ALMBLOM JØRGENSEN
Chief operating officer
Member of the Board of Schilling A/S



KÅRE SCHULTZ
Chief of staffs & quality



MADS KROGSGAARD THOMSEN
Chief science officer
Member of the Board of DTU
(Technical University of Denmark)

Management Committee

MARIANN STRID CHRISTENSEN
Regulatory Affairs

KLAUS EHRLICH
Germany, Austria, Switzerland

PETER BONNE ERIKSEN
Development

TORBEN SKRIVER FRANDSEN
Novo Nordisk IT

PÅL HELMICH
Europe (excluding Germany, Austria, Switzerland)

JESPER HØILAND
International Marketing

PER JANSEN
Novo Nordisk Servicepartner

LARS GULDBÆK KARLSEN
Project Portfolio Management

ROGER MOORE
Japan & Oceania

OLE RAMSBY
Legal Affairs

WITTE RIJNBERG
International Operations

MARTIN SOETERS
North America

PER VALSTORP
Product Supply

HANS OLE VOIGT
Novo Nordisk Engineering

Affiliate information

HEADQUARTERS

Novo Nordisk is represented in 68 countries, with headquarters in Denmark:

Novo Nordisk A/S
Novo Allé, 2880 Bagsværd, Denmark

Tel: +45 4444 8888
Fax: +45 4449 0555
Telex: 37173
www.novonordisk.com

A list of company contact details can be found on Novo Nordisk's corporate website at: www.novonordisk.com

MAIN AFFILIATE WEBSITES

Australia	www.novonordisk.com.au
Canada	www.novonordisk.ca
China	www.novonordisk.com.cn
France	www.novonordisk.fr
Germany	www.novonordisk.de
India	www.novonordisk.co.in
Italy	www.novonordisk.it
Japan	www.novonordisk.co.jp
Poland	www.novonordisk.pl
Spain	www.novonordisk.es
Sweden	www.novonordisk.se
The Netherlands	www.novonordisk.nl
United Kingdom	www.novonordisk.co.uk
USA	www.novonordisk-us.com

NOVO NORDISK IS REPRESENTED IN:

Albania
Algeria
Argentina
Australia
Austria
Bangladesh
Belarus
Belgium
Bosnia-Herzegovina
Brazil
Bulgaria
Canada
China
Croatia
Cuba
Czech Republic
Denmark
Egypt
Estonia
Finland
Federal Republic of Yugoslavia
Former Yugoslav Republic of Macedonia (FYROM)
France
Germany
Ghana
Greece
Hungary
India
Ireland (Eire)
Israel
Italy
Japan
Jordan
Kazakhstan
Kenya
Latvia
Lithuania
Malaysia
Mexico
Moldova
Morocco
New Zealand
Norway
Pakistan
Philippines
Poland
Portugal
Puerto Rico
Romania
Russia
Saudi Arabia
Singapore
Slovakia
Slovenia
South Africa
South Korea
Spain
Sweden
Switzerland
Taiwan
Thailand
The Netherlands
Turkey
Ukraine
United Arab Emirates
United Kingdom
USA
Uzbekistan

Historical milestones

Novo Nordisk was created in 1989 through a merger between two Danish companies – Novo Industri A/S and Nordisk Gentofte A/S. Following the demerger of the company's enzymes business on 13 November 2000, Novo Nordisk became a focused healthcare company.

1923: Nordisk Insulinlaboratorium (later called Nordisk Gentofte A/S) founded.

1925: Novo Terapeutisk Laboratorium (later called Novo Industri A/S) founded.

1973: Nordisk Gentofte markets human growth hormone for the treatment of growth hormone insufficiency.

1973: Monocomponent (MC) insulin is introduced – the purest insulin available.

1974: Novo's B shares are listed on the Copenhagen Stock Exchange.

1981: Novo becomes the first company in Scandinavia to be listed on the New York Stock Exchange.

1981: Human Monocomponent insulin – the world's first insulin preparation identical to human insulin, is launched.

1985: NovoPen® – an injection system similar in appearance to a fountain pen, with replaceable insulin cartridges, is launched.

1987: Novo starts production of human insulin with the help of genetically engineered yeast cells.

1988: Nordisk Gentofte markets genetically engineered human growth hormone.

1989: Novo Industri A/S and Nordisk Gentofte A/S merge to become the world's leading producer of insulin.

1989: NovoLet® is marketed – the world's first prefilled insulin syringe.

1994: Novo Nordisk is the first company in Denmark – and one of the first in the world – to publish an environmental report.

1996: NovoSeven® for the treatment of haemophilia patients with inhibitor reaction, is launched.

1998: NovoNorm™, (Prandin® in the US) – Novo Nordisk's new oral treatment for Type 2 diabetes – is launched in the US and Europe.

1998: Novo Nordisk and Aradigm sign worldwide agreement to develop a pulmonary insulin delivery system.

1999: The new insulin doser Innovo® is launched in Europe.

1999: Norditropin® SimpleXx™, the world's first liquid growth hormone in a pen device, is launched.

1999: NovoRapid® (NovoLog®in the US), the first rapid-acting insulin analogue, is launched.

2000: On 13 November the company's enzymes business is demerged as a separate company called Novozymes A/S. Novo Nordisk continues as a focused healthcare company.

Our logo

novo nordisk®

The Novo Nordisk logo is the Apis bull, one of the sacred animals of ancient Egypt. The bull was considered the reincarnation of Ptah, the god of science and art. The design of our logo is based on an Egyptian statuette dating from around 600 BC, which shows the Apis bull bearing other symbols for life and health.

Novo adopted the logo in 1925, when the company first began manufacturing insulin, soon after the discovery that injections of the hormone could save the lives of people with diabetes. The choice of the logo follows the centuries old chemist's tradition of identifying pharmacies by an animal symbol.

Financial definitions

ADS
American Depositary Share.

Annual shareholder return
Total dividend for the year plus change in market capitalisation for the year.

Capital expenditure (CAPEX)
Investment in tangible fixed assets (net).

Cash flow per share
Cash flow from operating activities divided by the weighted average number of shares.

Cash/earnings
Free cash flow as a percentage of net profit.

Earnings per share (EPS)
Net profit divided by the weighted average number of shares.

Earnings per share (diluted)
Net profit according to US GAAP divided by the sum of weighted average number of shares and number of share options 'in the money'.

Effective tax rate
Income tax on ordinary income as a percentage of profit before taxation and extraordinary income.

Equity ratio
Shareholders' funds at year-end as a percentage of the sum of total liabilities and shareholders' funds at year-end.

Market capitalisation
Total number of A and B shares outstanding at year-end multiplied by the quoted (closing) price at year-end for Novo Nordisk's B shares on the Copenhagen Stock Exchange.

Net profit margin
Net profit as a percentage of net turnover.

Number of shares outstanding at year-end
Number of shares at year-end excluding the number of own shares.

Operating profit (EBIT)
Earnings before interest and tax.

Operating profit margin
Operating profit (EBIT) as a percentage of net turnover.

Operational cash flow
Cash flow from operating activities.

Payout ratio
Total dividends for the year as a percentage of net profit.

Pre-tax ordinary profit margin
Profit before tax as a percentage of net turnover.

Price/cash flow
The quoted (closing) price at year-end for Novo Nordisk's B shares on the Copenhagen Stock Exchange divided by cash flow per share.

Price/earnings
The quoted (closing) price at year-end for Novo Nordisk's B shares on the Copenhagen Stock Exchange divided by earnings per share.

Price/shareholders' funds
The quoted (closing) price at year-end for Novo Nordisk's B shares on the Copenhagen Stock Exchange divided by shareholders' funds per share.

Quoted price at year-end for ADSs
The quoted (closing) price at year-end for Novo Nordisk's ADSs on the New York Stock Exchange.

Quoted price at year-end for B shares
The quoted (closing) price at year-end for Novo Nordisk's B shares on the Copenhagen Stock Exchange.

Return on shareholders' funds
Income before extraordinary income as a percentage of average shareholders' funds (the sum of shareholders' funds at the beginning of the year and at year-end divided by two).

ROIC (Return on invested capital)
Operating profit after tax (using the effective tax rate) as a percentage of average stocks, debtors, tangible & intangible assets less *non-interest bearing liabilities* (the sum of* above assets and liabilities at the beginning of the year and at year-end divided by two).
* Provisions included and proposed dividends excluded.

RONFA (Return on non-financial assets)
Operating profit as a percentage of average intangible assets; tangible fixed assets; stocks; and trade debtors (the sum of the above assets at the beginning of the year and at year-end divided by two).

Shareholders' funds per share
Shareholders' funds at year-end divided by the total number of A and B shares outstanding at year-end.

Weighted average number of shares outstanding
The weighted average number of A and B shares outstanding during the year. (excluding the holding of own shares).

Glossary of medical terms

Beta cell
Insulin-secreting pancreatic cells in the islets of Langerhans.

Diabetes late complications
Late complications associated with diabetes include maladies such as blindness, kidney failure, neuropathy and atherosclerosis. Nerve disease is a major contributing cause of amputations in the lower limbs.

Endocrinology
The study of the endocrine (hormonal) system and its role in the physiology of the body.

HbA1c
Also called glyco-haemoglobin or glycosylated haemoglobin; used to determine average blood sugar level for more than one month. Results are reported as percentage of haemoglobin molecules with sugar attached. HbA1c is 4.1-6.1% in people without diabetes.

Inhibitor reactions
Haemophilia patients may develop antibodies to the traditional treatment consisting of plasma-derived Factor VIII and IX.

Insulin sensitiser
A sensitiser is a compound that increases the cells' sensitivity to insulin.

Menopause
The period of natural cessation of menstruation, occurring usually around the age of 50.

Oral anti-diabetic agent
An orally administered drug for the treatment of Type 2 diabetes.

Prandial glucose regulator
A chemical entity for oral treatment of Type 2 diabetes designed to manage meal-related (prandial) glucose loads.

Type 1 diabetes
Also called 'juvenile onset diabetes'; occurs when very little or no insulin is produced and therefore insulin must be administered. Onset of Type 1 diabetes is more common in children and adolescents and this type accounts for approximately 5% of all people with diabetes.

Type 2 diabetes
Also called 'late onset diabetes'; occurs when insulin is still produced but not in sufficient amounts. Type 2 diabetes mostly affects adults. It can be controlled through diet, exercise, oral medication and insulin.

UKPDS
The United Kingdom Prospective Diabetes Study is a landmark study of the treatment of Type 2 diabetes. Running for 20 years and involving more than 5,000 people with newly diagnosed Type 2 diabetes, UKPDS is the largest and longest ever study in this field. Its results were announced in September 1998.

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Edited by: Corporate Communications
Graphic design: Courage! and Ole Søndergaard ApS
Production: Ole Søndergaard ApS
Translation: Corporate Communications
Photography: Jesper Westley
Printed in Denmark: Levison+Johnsen+Johnsen a/s – eco-certified printers

Environmental & Social Report



novo
VALUES IN A GLOBAL CONTEXT
Novo Group Environmental and Social report 2000

The Environmental and Social Report is an important element in the Novo Group's ongoing dialogue with stakeholders. It accounts for the way values are put into action in Novozymes and Novo Nordisk. It presents overall objectives and targets, and documents our economic, environmental and social performance. The report has three main sections:

Our Future describes our integrated approach to the sustainability agenda, the corporate governance model and our learning process.

Our Lives addresses major challenges and dilemmas regarding retention and attraction of people. It explores how we assume our role as a global corporate citizen to achieve the right to health. We also describe how we see human rights as an integral part of our commitment to social responsibility.

Our World deals with how our values shape the performance of the Novo Group in relation to the environment, genetic engineering, and animals. It describes the processes and tools we are developing to define and report on our environmental impacts. Key issues are life-cycle analysis of our products and improving eco-efficiency.

The Environmental and Social Report will be published on 1 April 2001. See the full report at www.novo.dk. Here you can also order the print version in English or Danish.

Annual Report online

Our Annual Report for 2000 is now available online, with added information and features.

Perform your own calculations using interactive charts. Obtain an overview of the financial report. Review recent years' profit and loss account or read the accounts for 2000.

Find Novo Nordisk's Annual Report online at: www.novonordisk.com/annualreport



http://www.novonordisk.dk
MANAGEMENT REPORT
OPERATIONAL REPORT
FINANCIAL REPORT
COMPANY INFORMATION
2000
Annual Report
NOVO NORDISK
being there
novo nordisk
INTRODUCTION
DOWNLOAD PDF
AT A GLANCE
INTERACTIVE CHART

Novo Nordisk is a focused healthcare company. With the broadest diabetes product portfolio in the industry, including the most advanced products within the area of insulin delivery systems, Novo Nordisk is the world leader in diabetes care.

In addition, Novo Nordisk has a leading position within areas such as coagulation disorders, growth disorders and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society.

With headquarters in Denmark, Novo Nordisk employs approximately 14,000 people in 68 countries and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADSs are listed on the New York Stock Exchange under the symbol 'NVO'. For further company information visit www.novonordisk.com

novo nordisk®

Novo Nordisk A/S

Novo Allé
2880 Bagsværd
Denmark

Tel +45 4444 8888
Fax +45 4449 0555
Telex 37173
www.novonordisk.com

CVR-No. 24256790